U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

WWA Group, Inc.

(Name of small business issuer in its charter)

Nevada (State or jurisdiction of incorporation or organization)	7389 (Primary Standard Industrial Classification Code Number)	77-0443643 (I.R.S. Employer Identification No.)

2465 West 12th Street, Suite 2, Tempe, Arizona, 85281 (480) 505-0070

(Address and telephone number of principal executive offices)

PO Box 17774 Jebel Ali Free Zone, Dubai, United Arab Emirates

(Address of principal place of business or intended principal place of business)

Corporation Trust Company of Nevada, 6100 Neil Road, Suite 500, Reno, Nevada, 89511 (775) 688-3061

(Name, address and telephone number of agent for service)

Approximate date of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐ _____.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐ _____.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐ _____.

If the delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box: ☐.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount of securities to be registered 1	Proposed maximum offering price per share 2	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, $0.001 par value per share 3	1,211,119	$0.58	$702,449.02	$21.57
Common Stock, $0.001 par value per share 4	576,973	$1.00	$576,973.00	$17.71
Total	1,788,092		$1,279,422.02	$39.28

[1]

The shares to be registered may be offered for sale and sold from time to time subsequent to the date on which this registration statement remains effective, by or for the accounts of the selling security holders.

[2]	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) and (g).

[3]

Shares of common stock being registered for resale that are owned by certain selling security holders named in the prospectus. For the purposes of these 1,211,119 shares, the registrant has used the average of the closing bid and ask prices of the common stock as reported on the Over the Counter Bulletin Board on December 21, 2007.

[4]

Represents shares of common stock being registered for resale that have been or may be acquired upon the exercise of common stock purchase warrants at an exercise price of $1.00 per share issued to certain selling security holders named in the prospectus.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Registration Statement dated December 21, 2007

WWA GROUP, INC.

1,788,092 shares of common stock

The Offering:

	Per Share	Total

Offering Price1	$0.7155	$1,279,422
Proceeds2	$0	$0
Offering Expenses3	$0.0204	$36,539.28

[1] The average weighted offering price of the shares and shares underlying warrants, estimated solely for the purpose of computing the amount of the registration fee (the proposed maximum offering price of the shares are $0.58 and $1.00). The securities will be offered at the prevailing market price or in negotiated transactions

[2] If the selling security holders exercise their warrants in full, WWA Group will receive $1.00 per share, an aggregate of approximately $576,973.

[3] Offering expenses include legal, accounting, printing and related costs incurred in connection with this offering.

WWA Group, Inc. is registering a total of 1,211,119 shares of common stock and 576,973 shares underlying warrants to purchase shares of common stock. The 1,211,119 shares of common stock to be registered constitute 6.57% of the issued and outstanding stock as of December 21, 2007. The securities are being registered for resale on behalf of the security holders identified beginning on page 8. The security holders will determine whether to exercise their purchase warrants and the timing thereof. In addition, the security holders will determine the method for selling their common stock and the timing thereof. WWA Group’s common stock is quoted under the symbol “WWAG” on the Over-the-Counter Bulletin Board.

This offering represents a registration of issued and outstanding shares and shares underlying warrants on behalf of certain security holders of WWA Group, Inc. Owning WWA Group’s common stock involves a high degree of risk and the securities offered hereby are highly speculative.See“RISK FACTORS”beginning on page 4 to read about risks.You should carefully consider these risks in holding shares of WWA Group’s common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the prospectus filed with the Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where such offer or sale is prohibited.

ii

TABLE OF CONTENTS

Part I – Information Required in Prospectus

Prospectus Summary	1
Risk Factors	4
Use of Proceeds	8
Determination of Offering Price	8
Selling Security Holders	8
Plan of Distribution	11
Legal Proceedings	13
Directors, Executive Officers, Promoters & Control Persons	13
Security Ownership of Certain Beneficial Owners and Management	16
Description of Securities	17
Interest of Named Experts and Counsel	18
Disclosure of Commission Position on Indemnification for Securities Act Liabilities	18
Description of Business	19
Management’s Discussion and Analysis	37
Description of Property	48
Certain Relationships and Related Transactions	48
Market for Common Equity and Related Shareholder Matters	48
Executive Compensation	49
Financial Statements	50
Changes In and Disagreements with Accountants or Accounting and Financial Disclosure	51
Available Information and Reports to Securities Holders	51

Part II – Information Not Required in Registration Statement

Indemnification of Directors and Officers	52
Other Expenses of Issuance and Distribution	52
Recent Sales of Unregistered Securities	52
Index to and Description of Exhibits	55
Undertakings	56
Signatures	58

iii

PART I – INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS SUMMARY

You should rely only on the information contained in this prospectus. WWA Group, Inc. has not authorized any other person to provide you with information different from that contained in this prospectus. The information contained in this prospectus is complete and accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or the sale of any common stock. The prospectus is not an offer to sell, nor is it an offer to buy, common stock in any jurisdiction in which the offer or sale is not permitted.

The following summary is qualified in its entirety by the more detailed information and financial statements with related notes appearing elsewhere in this prospectus.

For purposes of this prospectus, unless otherwise indicated or the context otherwise requires, all references herein to “WWA Group,” “we,” “us,” and “our,” refer to WWA Group, Inc., a Nevada corporation, and our subsidiary. All references herein to “World Wide Auctioneers” refer to World Wide Auctioneers, Ltd., a British Virgin Island registered company, our wholly owned subsidiary.

The Company

WWA Group trades and auctions transportation and industrial equipment from its primary location in Dubai, United Arab Emirates in addition to various other locations worldwide. Our subsidiary World Wide Auctioneers has held 35 large un-reserved equipment auctions and 23 video and internet auctions from Dubai and Doha, Qatar between March of 2001 and September 30, 2007. WWA Group’s primary auctioned items include mobile and stationary earthmoving and construction equipment such as crawler tractors, excavators, wheel loaders, cranes, trucks and trailers, generators, compressors, agricultural tractors, and forklifts. Much of the equipment can be used in multiple industries and in diverse geographic locations. We also sell light vehicles and other related items such as boats and motorcycles. We generate commission and service income from these auctions.

We are also expanding our operations through acquisition. During 2006 World Wide Auctioneers acquired Crown Diamond Holdings, Ltd. (“Crown”) as a wholly owned subsidiary. Crown owns and charters a shipping vessel known as the M/V Iron Butterfly that is under contract with an independent third party. World Wide Auctioneers also acquired a 32.5% minority interest in Power Track Projects FZE (“Power Track”). Power Track operates a limestone quarry in the United Arab Emirates.

WWA Group’s business strategy is to increase cash flow from operations to generate net income to reduce payables and to expand operations to new auction sites. We intend to focus on formalizing new joint venture relationships, management arrangements, new wholly owned facilities, and expanded auctions as the means by which to increase net cash flow. Our new auction site in Jebel Ali is larger and capable of holding more equipment than our former site, eliminating restraint on growth. Nonetheless, our business development strategy is prone to significant risks and uncertainties certain of which can have an immediate impact on our efforts to increase positive net cash flow and deter future prospects for the expansion of our business.

Implementation of our growth model will include expanding our lower cost auction methods, such as on-line auctions, video auctions, and transportation equipment only auctions, all of which can be held on a more frequent basis than the larger equipment auctions. While smaller in size, these auctions will not interfere with or detract from WWA Group’s major equipment auctions, and the economies of scale our Jebel Ali facility are efficient for this purpose. We have also expanded high margin buyer and seller services, such as shipping and transport. Our ownership of a shipping company and control over a large volume of equipment being moved around the world by our regular consignors provides vertical integration opportunities that could combine auction services with the ability to meet shipping needs.

Corporate Information

WWA Group was incorporated in Nevada on November 26, 1996, as “Conceptual Technologies, Inc.” On April 9, 1998 the company changed its name to “NovaMed, Inc.” to reflect the acquisition of a medical device manufacturer and retailer. The medical device business was abandoned in October of 2000. On August 8, 2003, the company acquired World Wide Auctioneers. Our name was subsequently changed to “WWA Group, Inc.” to reflect the acquisition and the new business focus.

Since the owners of World Wide Auctioneers obtained the majority of the outstanding shares of WWA Group through the acquisition, the acquisition was accounted for as a reverse merger or recapitalization of WWA Group. World Wide Auctioneers was considered the acquirer for accounting purposes.

Our United States business office is located at 2465 West 12th Street, Suite 2, Tempe, Arizona, 85281, and our telephone number is (480) 505-0070. Our registered statutory office is located at the Corporation Trust Company of Nevada, 6100 Neil Road, Suite 500, Reno, Nevada, 89511. We maintain our principal place of business in the Jebel Ali Free Zone, Dubai, United Arab Emirates. WWA Group currently trades on the Over the Counter Bulletin Board under the symbol “WWAG”.

The Offering

Securities offered by the selling security holders	Up to 1,211,119 shares of common stock and shares underlying 576,973 warrants exercisable at $1.00.
Stock outstanding as of December 21, 2007	18,431,922 common shares.
Terms of the Offering	The selling security holders will determine when and how they will sell the common stock offered in this prospectus. See Plan of Distribution.
Use of proceeds

WWA Group will not receive any of the proceeds from the sale of common stock by the selling security holders. We will receive approximately $576,973 if the selling security holders exercise all warrants hereby registered.

Plan of Distribution

WWA Group is registering a total of 1,211,119 shares of common stock and 576,973 shares underlying warrants to purchase common stock for resale on behalf of our selling security holders. The selling security holders or pledgees, donees, transferees, or other successors in interest selling shares received from a named selling security holder as a gift, partnership, distribution, or other non-sale-related transfer after the effective date of this registration statement may sell the shares from time to time. Registration of the securities does not mean, however, that the securities will be offered or sold as the selling security holders may decide not to sell all or any of the shares they are allowed to sell under this registration statement, and the warrants may not be exercised. The selling security holders will act independently of WWA Group in making any decision with respect to the timing, manner and size of each sale. Sales could be made on the Over-the-Counter Bulletin Board (symbol “WWAG”) or otherwise, at prices related to the then current market price, or at privately negotiated prices.

Risk Factors

Investing in our stock involves certain risks. Please review the Risk Factors beginning on page 4.

Summary Financial Information

The following summary of financial information should be read together with WWA Group's financial statements along with their accompanying notes and Management’s Discussion and Analysis included elsewhere within this prospectus.

The summary financial information for the periods ended September 30, 2007 and September 30, 2006 have been derived from WWA Group's unaudited, consolidated financial statements. The summary information for the period ended December 31, 2006 has been derived from WWA Group's audited, consolidated financial statements.

In the opinion of management, the unaudited financial statements have been prepared on the same basis as audited financial statements and include all adjustments which consist only of normal recurring adjustments necessary for a fair presentation of the financial statements and results of operations for the periods presented.

Statement of Operations Summary
	Nine Month Periods Ended September 30,		Year Ended December 31,
	2007	2006	2006
Revenues	$19,376,421	$13,224,211	$17,622,383
Direct Costs	(14,081,836)	(8,501,350)	12,192,525
Gross Profit	5,294,585	4,722,861	5,519,858

Operating Expenses	(4,304,722)	(3,728,965)	4,630,545
Income from Operations	989,862	993,896	889,313

Other Income (Expense)	(237,321)	58,066	290,458
Net Income	$752,542	$1,051,962	$1,179,771

Basic and Diluted Earning Per Common Share	$0.04	$0.06	$0.07

Balance Sheet Summary
	September 30,	December 31,
	2007	2006
Working Capital	$255,057	$(1,506,247)

Cash	7,023,851	2,625,570
Total other current assets	13,262,234	6,350,030
Total other assets	7,090,886	5,837,117
Total Assets	27,376,971	14,812,717

Current Liabilities	20,031,028	10,481,847
Long-term Debt	1,184,552	89,412
Total Liabilities	21,215,580	10,571,259

Share capital	18,432	16,671
Additional paid-in capital	2,703,629	1,537,998
Retained earnings	3,439,331	4,241,459
Total stockholders' equity	6,161,392	4,241,459

Total liabilities and shareholders' equity	$27,376,971	$14,812,717

RISK FACTORS

An investment in the securities registered hereby is highly speculative and involves a substantial degree of risk which should be considered only by persons who can afford to lose their entire investment. Investors should carefully consider each and every risk involved herein as well as all other information contained in this prospectus. Statements made in this prospectus may constitute forward-looking statements and are subject to many risks and uncertainties, including but not limited to, the failure of WWA Group to meet future capital needs and complete intended internal development due to difficulty, impracticality and/or impossibility. If any of the following risks actually occur, WWA Group’s business, financial condition and operating results could be materially adversely affected.

Risks Related to WWA Group’s Business

Sales of equipment from our auctions may have ultimately ended up in Iran or Sudan.

On April 27, 2007 WWA Group received a cease and desist order from the OFAC requiring that WWA Group immediately cease and desist from selling goods or services, or facilitating sales to persons in Iran and Sudan. Due to the proximity of Iran and Sudan to our auction site and statistics on regional spending on used construction equipment, there is reason to believe that some percentage of the equipment sold at our auctions ultimately ended up in Iran or Sudan. Although we sell no equipment to Iran or Sudan, countries which the U.S. State Department and OFAC have identified as state sponsors of terrorism, it is possible that some equipment at our auctions is sold to entities that re-export to these countries, particularly to Iran. While we have neither any knowledge of nor any means to control such sales, the U.S. State Department or the OFAC could impose fines upon us based on this possibility and has caused WWA Group to restrict any sales to persons in Iran and Sudan. Any further action on the part of the OFAC could have a negative impact on our reputation and on shareholder value.

A significant percentage of corporate control lies in the hands of one shareholder.

Asia8, Inc. owns and controls voting power over nearly 40% of WWA Group’s issued and outstanding stock. The concentration of such a large percentage of WWA Group’s stock in the hands of one shareholder may have a disproportionate effect on the voting power of minority shareholders’ upon any and all matters presented to WWA Group’s shareholders. Additionally, Eric Montandon, our chief executive officer, is also the chief executive officer of Asia8, Inc.

We may be unable to manage the growth of our business which failure could negatively affect development, operating results, and fiscal independence.

WWA Group believes that if our growth plan is successful, our business will grow in size and complexity.  Any new sustained growth would place a significant strain on our management systems and operational resources requiring us to recruit, hire and retain new managerial, finance and support personnel. Our ability to compete effectively would also require us to maintain and improve operational, financial, and management information systems on a timely basis. Should we be unable to manage growth effectively, both our business development and our operating results would be negatively affected which in turn would preclude us from becoming financially independent of outside funding sources.

WWA Group competes with a much larger and better-financed corporation.

We compete with numerous auction companies throughout the world, but the Gulf region is our primary market. The used equipment auction market in the Gulf region has only two significant participants, us and Ritchie Brothers Auctioneers, Inc. (“RBA”). RBA, the world’s largest un-reserved equipment auctioneer, reports over $2.7 billion dollars in gross auction sales from 90 locations throughout North America and in 18 other countries and holds a dominant position in certain geographic locations. While RBA is still much larger and much better-financed than us, we have gradually increased our market share in Dubai and have effectively outperformed RBA in terms of market share since 2004.

WWA Group is dependent upon key personnel.

WWA Group’s performance and operating results are substantially dependent on the continued service and performance of our officers and directors. We intend to hire additional technical, sales, managerial and other personnel as we move forward with our business model. Competition for such personnel is intense, and there can be no assurance that we can retain our key sales employees, or that we will be able to attract or retain highly qualified sales and managerial personnel in the future. The loss of the services of any of our key employees or the inability to attract and retain the necessary personnel could have a material adverse effect upon our business, financial condition, operating results, and cash flows.

WWA Group depends on the growth of our customer base and increased business from our current customers.

WWA Group’s success is substantially dependent on the continued growth of our customer base. If we fail to increase our customer base, our business and operating results will be seriously harmed. Our ability to attract new customers will depend on a variety of factors, including the reliability, security, scalability and cost-effectiveness of our services, as well as our ability to effectively market our services. If we fail to generate repeat and expanded business from our current customers, our business and operating results will be seriously harmed.

Risks Related to WWA Group’s Stock

The market for our stock is limited and our stock price may be volatile.

The market for our common stock has been limited due to low trading volume and the small number of brokerage firms acting as market makers. Because of the limitations of our market and volatility of the market price of our stock, investors may face difficulties in selling shares at attractive prices when they want to. The average daily trading volume for our stock has varied significantly from week to week and from month to month, and the trading volume often varies widely from day to day.

Our internal controls over financial reporting may not be considered effective, which could result in a loss of investor confidence in our financial reports and in turn have an adverse effect on our stock price.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, beginning with our annual report for the year ending December 31, 2007, we are required to furnish a report by our management on our internal controls over financial reporting. Such report will contain, among other matters, an assessment of the effectiveness of our internal controls over financial reporting as of the end of the year, including a statement as to whether or not our internal controls over financial reporting are effective. This assessment must include disclosure of any material weaknesses in our internal controls over financial reporting identified by management. If we are unable to assert that our internal controls are effective as of December 31, 2007, investors could lose confidence in the accuracy and completeness of our financial reports, which in turn could cause our stock price to decline.

WWA Group does not pay dividends.

WWA Group does not pay dividends. We have not paid any dividends since inception and have no intention of paying any dividends in the foreseeable future. Any future dividends would be at the discretion of our board of directors and would depend on, among other things, future earnings, our operating and financial condition, our capital requirements, and general business conditions. Therefore, shareholders should not expect any type of cash flow from their investment.

The return of investor's capital contributions is not guaranteed.

The shares registered hereby are speculative and involve a high degree of risk. There can be no guarantee that shareholders will realize a substantial return on an investment, or any return at all, or that he or she will not lose their entire investment. For this reason, each investor should read this registration statement carefully and should consult with his or her legal counsel, accountant(s), or business advisor(s) prior to making any investment decision.

WWA Group may require additional capital funding.

There can be no guarantee that we will not require additional funds, either through additional equity offerings or debt placements, in order to expand our operations. Such additional capital may result in dilution to our current shareholders. Further, our ability to meet short-term and long-term financial commitments will depend on future cash. There can be no assurance that future income will generate sufficient funds to enable us to meet our financial commitments.

If the market price of our common stock declines as the selling security holders sell their stock, selling security holders or others may be encouraged to engage in short selling, depressing the market price.

The significant downward pressure on the price of the common stock as the selling security holders sell material amounts of common stock could encourage short sales by the selling security holders or others. Short selling is the selling of a security that the seller does not own, or any sale that is completed by the delivery of a security borrowed by the seller. Short sellers assume that they will be able to buy the stock at a lower amount than the price at which they sold it short. Significant short selling of a company’s stock creates an incentive for market participants to reduce the value of that company’s common stock. If a significant market for short selling our common stock develops, the market price of our common stock could be significantly depressed.

WWA Group’s shareholders may face significant restrictions on their stock.

WWA Group’s stock differs from many stocks in that it is a "penny stock." The Commission has adopted a number of rules to regulate "penny stocks" including, but not limited to, those rules from the Securities Act as follows:

3a51-1

which defines penny stock as, generally speaking, those securities which are not listed on either NASDAQ or a national securities exchange and are priced under $5, excluding securities of issuers that have net tangible assets greater than $2 million if they have been in operation at least three years, greater than $5 million if in operation less than three years, or average revenue of at least $6 million for the last three years;

15g-1	which outlines transactions by broker/dealers which are exempt from 15g-2 through 15g-6 as those whose commissions from traders are lower than 5% total commissions;
15g-2	which details that brokers must disclose risks of penny stock on Schedule 15G;
15g-3	which details that broker/dealers must disclose quotes and other information relating to the penny stock market;
15g-4	which explains that compensation of broker/dealers must be disclosed;
15g-5	which explains that compensation of persons associated in connection with penny stock sales must be disclosed;
15g-6	which outlines that broker/dealers must send out monthly account statements; and
15g-9	which defines sales practice requirements.

Since WWA Group’s securities constitute a "penny stock" within the meaning of the rules, the rules would apply to us and our securities. Because these rules provide regulatory burdens upon broker-dealers, they may affect the ability of shareholders to sell their securities in any market that may develop; the rules themselves may limit the market for penny stocks. Additionally, the market among dealers may not be active. Investors in penny stock often are unable to sell stock back to the dealer that sold them the stock. The mark-ups or commissions charged by the broker-dealers may be greater than any profit a seller may make. Because of large dealer spreads, investors may be unable to sell the stock immediately back to the dealer at the same price the dealer sold the stock to the investor. In some cases, the stock may fall quickly in value. Investors may be unable to reap any profit from any sale of the stock, if they can sell it at all.

Shareholders should be aware that, according to Commission Release No. 34-29093 dated April 17, 1991, the market for penny stocks has suffered from patterns of fraud and abuse. These patterns include:

•	control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;
•	manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;
•	"boiler room" practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons;
•	excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and
•	the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.

Cautionary Note Regarding Forward Looking Statements

When used in this prospectus, the words “believes,” “anticipates,” “expects,” “plans”, and similar expressions are intended to identify forward-looking statements. The outcomes expressed in such statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those projected, including the risks described in this Risk Factors section.  Given these uncertainties, prospective investors are cautioned not to place undue reliance on these statements. WWA Group also undertakes no obligation to update these forward-looking statements.

USE OF PROCEEDS

All proceeds from the sale of the common shares by the selling security holders will go to the selling security holders who offer and sell their shares. WWA Group will not receive any proceeds from the sale of the common shares by the selling security holders. However, we will receive upto $576,973 if the selling security holders exercise their warrants in full. The warrant holders may exercise their warrants at any time until their expiration, as further described in the Description of Securities section. Since the warrant holders may exercise the purchase warrants in their own discretion, we cannot plan on any specific uses of proceeds beyond the application of proceeds to general corporate purposes.

WWA Group will bear all expenses incident to the registration of the shares of common stock under federal and state securities laws other than expenses incident to the delivery of the shares to be sold by the selling security holders. Any transfer taxes payable on the shares to be sold by the selling security holders and any commissions and discounts payable to underwriters, agents, brokers or dealers will be paid by the selling security holders.

DETERMINATION OF OFFERING PRICE

The selling security holders will determine at what price each may sell the offered shares, and such sales may be made at prevailing market prices, or at privately negotiated prices.

SELLING SECURITY HOLDERS

As of December 21, 2007, 18,431,922 common shares of WWA Group’s common stock are held of record by 917 shareholders.

The following tables set forth the names of the selling security holders and the number of shares of common stock and warrants to purchase shares of common stock owned beneficially by each selling security holder as of December 21, 2007. Except as may be identified in the tables, none of the selling security holders has, or within the past three years has had, any position, office or material relationship with WWA Group or any of our predecessors or affiliates. The tables have been prepared based upon information furnished to WWA Group by or on behalf of the selling security holders.

The selling security holders may decide to sell all, some, or none (or exercise and sell all, some or none) of the securities listed below. WWA Group cannot provide any estimate of the number of securities that any of the selling security holders will hold in the future. The securities (including those shares to be issued upon exercise of the warrants) beneficially owned by each of the selling security holders are being registered to permit public secondary trading, and the selling security holders may offer these shares for resale from time to time. See Plan of Distribution.

For purposes of the following tables, beneficial ownership is determined in accordance with the rules of the Commission, and includes voting power and investment power with respect to such shares. As explained below under Plan of Distribution, WWA Group has agreed to bear certain expenses (other than broker discounts and commissions, if any) in connection with the registration statement, which includes this prospectus. The following table’s warrant exercise price is $1.00. None of the security holders in the following table is a broker-dealer, except as noted.

Security Holder (natural persons with power to vote or to dispose of the securities offered)	Position or Material Relationship	Number of Shares Held Before the Offering	Number of Warrants Held Before the Offering	Number of Shares Offered for the Selling Security Holder Accounts	Number of Shares Underlying Warrants Offered for the Selling Security Holder Accounts	Percentage of Shares Owned By the Selling Security Holders After the Offering in Excess of 1%
B & J Realty (William Rodman)	None	40,000	20,000	40,000	20,000	-
BDG Inc. (David Gonzalez)	None	40,000	20,000	40,000	20,000	-
Beardsley, Nathan L.	None	15,385	7,693	15,385	7,693	-
Blair, Bob	None	6,308	3,154	6,308	3,154	-
Brock, Graham	None	21,008	10,504	21,008	10,504	-
Carradice, Roger William	None	6,616	3,308	6,616	3,308	-
Casoli, Michael A.	None	13,077	6,539	13,077	6,539	-
Chicago Investment Group, LLC. (Richard Lynch) [1]	None	57,192	-	57,192	-	-
Comorre, Donald	None	15,000	7,500	15,000	7,500	-
Cox, Stephen Geoffrey	None	28,008	14,004	28,008	14,004	-
Dawson, Edward Owen	None	29,231	14,616	29,231	14,616	-
Dean, George	None	14,962	7,481	14,962	7,481	-
Donaghey, Greg	None	8,462	4,231	8,462	4,231	-
Douglas, Paul	None	9,385	4,693	9,385	4,693	-
Doyle, Jacqueline	None	6,308	3,154	6,308	3,154	-
Evans, Peter	None	19,902	9,951	19,902	9,951	-
Fagen, Paul	None	9,693	4,847	9,693	4,847	-
Falcon Electrical Ltd. (Owen Palmer)[2]	None	30,000	15,000	30,000	15,000	-
Farrell, Mark E.	None	40,046	20,023	40,046	20,023	-
Faulkner, Peter	None	38,462	19,231	38,462	19,231	-

Flynn, Eamon	None	16,008	8,004	16,008	8,004	-
Gagnon, George	None	58,116	29,058	58,116	29,058	-
Glen, John Alexander Grant	None	33,016	16,508	33,016	16,508	-
Grimley, Liam	None	23,077	11,539	23,077	11,539	-
Hall, Jeremy D. G.	None	9,154	4,577	9,154	4,577	-
Hickey, Patrick	None	7,662	3,831	7,662	3,831	-
Highland Investments (Don J. Wright) [3]	None	6,154	3,077	6,154	3,077	-
Hudson, Dave	None	23,077	11,539	23,077	11,539	-
Hunter, Michael Robert	None	54,970	27,485	54,970	27,485	-
JD Kitchens & Bedrooms (John Doyle)	None	53,847	26,924	53,847	26,924	-
Jones, Alexander	None	30,770	15,385	30,770	15,385	-
Kurdi, Ahmed	None	9,962	4,981	9,962	4,981	-
MacDonald, John	None	16,000	8,000	16,000	8,000	-
March, Graham A.	None	20,000	10,000	20,000	10,000	-
McCelland, Rufus	None	13,385	6,693	13,385	6,693	-
Naughton, David	None	10,085	5,043	10,085	5,043	-
Oetting, Klaus	None	13,847	6,924	13,847	6,924	-
Palmer, Owen[1]	None	9,231	4,616	9,231	4,616	-
Pearce, Leslie G. T.	None	22,970	11,485	22,970	11,485	-
Perks, David	None	30,731	15,366	30,731	15,366	-
Phillips, Michael J.	None	127,693	63,847	127,693	63,847	-
Piggott, Pearce	None	9,924	4,962	9,924	4,962	-
Rosenberry, Ward	None	10,462	5,231	10,462	5,231	-
Steger, Ron	None	21,539	10,770	21,539	10,770	-
Trayror, Vincent & Declan Kelly	None	15,385	7,693	15,385	7,693	-
Vogt, Stephan	None	15,077	7,539	15,077	7,539	-
White, Peter	None	40,008	20,004	40,008	20,004	-

Wogan, Patrick	None	21,154	10,577	21,154	10,577	-
Wright, Don J.[2]	None	8,000	4,000	8,000	4,000	-
Wyllie, James A.	None	15,385	7,693	15,385	7,693	-
Young, Thomas	None	15,385	7,693	15,385	7,693	-

[1]

Chicago Investment Group, a broker-dealer, obtained their shares as part of the commission paid in connection with the Regulation D and Regulation S private placements of common shares and warrants concluded as of September 28, 2007.

[2]	Owen Palmer and Falcon Electrical Ltd. are both selling security holders in this prospectus. Owen Palmer has the voting control over Falcon Electrical Ltd.’s securities.

[3]	Don J. Wright and Highland Investments are both selling security holders in this prospectus. Don J. Wright has the voting control over Highland Investments’ securities.

PLAN OF DISTRIBUTION

WWA Group is registering a total of 1,211,119 shares of common stock and 576,973 shares underlying warrants to purchase common stock for resale on behalf of our selling security holders. The selling security holders or pledgees, donees, transferees or other successors in interest selling shares received from a named selling security holder as a gift, partnership distribution or other non-sale-related transfer after the effective date of this registration statement may sell the shares from time to time. Registration of the common stock does not mean, however, that the common stock will be offered or sold. The selling security holders may also decide not to sell all or any of the shares they are allowed to sell under this registration statement.

The selling security holders will act independently of WWA Group in making any decision with respect to the timing, manner and size of each sale. The sales may be made in negotiated transactions or on the over-the-counter market at prevailing market prices or privately negotiated prices. The selling security holders could effect such transactions by selling the shares to or through broker-dealers by one or more of, or a combination of, the following mechanisms:

•	a block trade in which the broker-dealer so engaged attempts to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,
•	purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this registration statement,
•	an exchange distribution in accordance with the rules of such exchange,
•	ordinary brokerage transactions and transactions in which the broker solicits purchasers, and
•	privately negotiated transactions.

WWA Group will file post-effective amendments to this registration statement as required, to include any additional or changed material information pertinent to this plan of distribution or any facts or events, which individually or together represent a fundamental change in the information contained in this registration statement. Further, WWA Group’s responsibilities will include the obligation to file a post-effective amendment to this registration statement upon being notified by a selling security holder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker-dealer.

Post-effective amendment will disclose:

•	the name of each such selling shareholder and the participating broker-dealer,
•	the number of shares involved,
•	the price at which such shares will be sold,
•	the commissions paid or discounts or concessions allowed to such broker-dealer, where applicable,
•	that such broker-dealer did not conduct any investigation to verify the information set out or incorporated by reference in this registration statement, and
•	additional facts material to the transaction.

The selling security holders could enter into hedging transactions with broker-dealers in connection with distributions of WWA Group’s common stock or otherwise. Pursuant to such transactions, broker-dealers could engage in short sales of the shares in the course of hedging the positions they assume with selling security holders. The selling security holders could also sell shares short and redeliver WWA Group’s common stock to close out such short positions. The selling security holders could enter into an option or other transactions with broker-dealers which require the delivery to the broker-dealer of WWA Group’s common stock. The broker-dealer could then resell or otherwise transfer such shares pursuant to this registration statement. The selling security holders could also loan or pledge the shares to a broker-dealer. The broker-dealer may sell common stock so loaned, or upon default the broker-dealer may sell the pledged shares pursuant to this registration statement.

Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling security holders. Broker-dealers or agents may also receive compensation from the purchasers of WWA Group’s common stock for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with our common stock.

Selling security holders, broker-dealers and agents may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, as amended, in connection with the sale of the shares. Accordingly, any commission, discount or concession received by them and any profit on the resale of WWA Group’s common stock purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Since the selling security holders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling security holders will be subject to the registration statement delivery requirements of the Securities Act. Further, any securities covered by this registration statement which qualify for sale pursuant to Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than pursuant to this registration statement.

None of the selling security holders have indicated that they have entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. No underwriter or coordinating broker is acting in connection with the proposed sale of shares by the selling security holders.

WWA Group’s common stock may be sold only through registered or licensed brokers if required under applicable state securities laws. Further, in certain states, our common stock cannot be sold unless registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and met.

Under the applicable rules and regulations of the Exchange Act, any person engaged in the distribution of WWA Group’s common stock may not simultaneously engage in market making activities with respect to WWA Group’s shares for a period of five business days prior to the commencement of such distribution. Further, each selling security holder will be subject to the applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions limit the timing of purchases and sales of shares of WWA Group’s common stock by the selling security holders. WWA Group will make copies of this registration statement available to the selling security holders and have informed them of the need for delivery of copies of this registration statement to purchasers at or prior to the time of any sale of our common stock.

WWA Group will bear all costs, expenses and fees in connection with the registration of our common stock. The selling security holders will bear all commissions and discounts, if any, attributable to the sales of shares. The selling security holders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

LEGAL PROCEEDINGS

WWA Group is not a party to any pending legal proceeding or litigation. Further, WWA Group’s officers and directors know of no legal proceedings against them or WWA Group’s business being contemplated by any governmental authority.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the name, age and position of each director and executive officer of WWA Group:

Name	Age	Position(s) and Office(s)
Eric Montandon	41	chief executive officer and director
Digamber Naswa	47	chief financial officer and director
Yogesh Saxena	49	director
Keith Lupton	60	director
Chris Bettinson	48	director

Mr.   Montandon was appointed as a director of WWA Group in August of 2003. He will serve until the next annual meeting of our shareholders and his successor is elected and qualified.

Mr. Montandon graduated from Arizona State University in 1988 with a Bachelor’s Degree in Business Finance. After graduation he worked for Winius-Montandon, Inc. as a commercial real estate consultant and appraiser in Phoenix, Arizona from 1988 until 1992. He was subsequently involved in forming Momentum Asia, Inc., a design and printing operation in Subic Bay, Philippines in 1994. Mr. Montandon operated this company as its chief executive office until the middle of 2000. Mr. Montandon joined the board of directors in of Asia8, Inc. in February 2000 and was instrumental in Asia8, Inc.’s acquisition and development of World Wide Auctioneers. He has expanded his role in both Asia8, Inc. and WWA Group to include all areas of finance, operations and administration. Over the last five years Mr. Montandon has been an officer and director of two public companies: Asia8, Inc. a holding company with a significant interest in WWA Group (from February 2000 to present) (chief executive officer, chief financial officer and director), and Net Telecommunications, Inc., formerly a telecommunications service provider (from September 2000 to present) (director).

Digamber Naswa was appointed as an officer and director of WWA Group in August of 2003. He will serve until the next annual meeting of our shareholders and his successor is elected and qualified.

Mr. Naswa is a science graduate from the Kurukshetra University, India. He finished his Chartered Accountancy from the Institute of Chartered Accountants of India in 1984. He spent almost 20 years serving different industries in India and the United Arab Emirates in his various capacities as accounts officer, finance manager, deputy general manager and financial controller. Over the past five years Mr. Naswa worked as the financial controller of World Wide Auctioneers, Ltd. (2002 to present), before that as the financial controller of Trust Garment Factory, Ltd., (2000-2002), and before that as deputy general manager with Xpro India, Ltd. (A division of Cimmico Birla) (1996-2000). Over the last five years Mr. Naswa has not been an officer or director of any other public company.

Yogesh Saxena was appointed to our board of directors on April 30, 2005 to serve until our next annual meeting of our shareholders and his successor is elected and qualified.

Mr. Saxena graduated with Degree in Commerce from the Rohtak University, India in 1981 and qualified as an Intermediate Chartered Accountant from Institute of Chartered Accountants of India and Institute of Company Secretaries of India. Over the last five years, prior to joining WWA Group in 2004, Mr. Saxena spent three and a half years working as the Finance Controller of the Blitz Readymade Garments Factory Ltd., based in Sharjah, United Arab Emirates and for the last two years as the General Manager of Finance with Ivory Garments Factory LLC, a manufacturing unit based in Jordan that is also in the garment manufacturing business. Over the last five years Mr. Saxena has not been an officer or director of any other public company.

Keith Lupton was appointed to our board of directors on April 30, 2005 to serve until our next annual meeting of our shareholders and his successor is elected and qualified.

Mr. Lupton graduated from the University of Paris in 1967 with a Bachelor’s Degree in Art History. Mr. Lupton has extensive experience in equipment trading and auctioneering. He started his career in plant management and equipment sales in 1969 at John Laing Construction based in the United Kingdom. Mr. Lupton joined Tarmac Construction, another British based company in 1976, in the asset utilization and shipping departments. During 1976 Mr. Lupton was transferred to Tarmac’s operating unit in the United Arab Emirates. Between 1982 and 1998, he worked with SAS Trading Establishment in Abu Dhabi, as the manager of international sales and rental of used construction equipment. In 1998, Mr. Lupton joined the Al Rafeh Co, in Abu Dhabi, to manage the sale of used equipment. While working with Tarmac, United Arab Emirates, SAS Trading and Al Rafeh Co., Mr. Lupton’s experience included the disposition of equipment at auctions all over the Middle East. He joined WWA Group’s subsidiary, World Wide

Auctioneers Ltd., based in Dubai, United Arab Emirates in 2000 as its first sales employee. Mr. Lupton has since become World Wide Auctioneers Ltd.’s regional sales manager in addition to joining our board of directors and serving as a vice-president of sales. Over the last five years Mr. Lupton has not been an officer or director of any other public company.

Chris Bettinson was appointed to our board of directors on October 18, 2006 to serve until our next annual meeting of our shareholders and his successor is elected and qualified.

Mr. Bettinson graduated from the Cardiff College of Engineering with a degree in mechanical engineering and a degree in engineering studies. He has over 25 years experience working as a mechanical engineer, manager and product distributor throughout Europe, the Middle East and North Africa. Before joining the company as the General Manager of World Wide Auctioneers in Dubai, Mr. Bettinson was employed as the Business Director of African/Middle East Territories for Case International headquartered in Paris, France. He was responsible, in varying capacities, for the operation of that company’s construction distributors and dealer network throughout Africa and Middle East from 1994 until 2006. Over the last five years Mr. Bettinson has not been an officer or director of any other public company.

Term of Office

Our directors are appointed for a one (1) year term to hold office until the next annual meeting of our shareholders or until removed from office in accordance with our bylaws. Our executive officers are appointed by our Board of Directors and hold office until removed by the board.

Significant Employees

We have no significant employees other than our executive officers.

Family Relationships

There are no family relationships between or among the directors or executive officers

Compensation

Directors receive no compensation for their services as directors.

Director Independence

Our common stock is listed on the OTC Bulletin Board inter-dealer quotation system, which does not have director independence requirements. For purposes of determining director independence, we have applied the definitions set out in NASDAQ Rule 4200(a)(15). Under NASDAQ Rule 4200(a)(15), a director is not considered to be independent if he or she is also an executive officer or employee of the corporation. Accordingly, we do not have any independent directors.

Involvement in Certain Legal Proceedings

To the best of our knowledge, during the past five years, none of the following occurred with respect to a present or former director, executive officer, or employee: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offences); (3) being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his or her involvement in any type of business, securities or banking activities; and (4) being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Audit Committee

Our board of directors has established an audit committee comprised of Eric Montandon, Digamber Naswa and Yogesh Saxena. Digamber Naswa serves as our audit committee financial expert. However, the audit committee is yet to adopt a definitive charter though it typically reviews, acts on, and reports to the board of directors with respect to various auditing and accounting matters. The matters typically considered by WWA Group’s audit committee include recommendations as to the performance of its independent auditors, the scope of the annual audits, fees to be paid to the independent auditors, and internal accounting and financial control policies and procedures. Certain stock exchanges currently require companies to adopt a formal written charter that establishes an audit committee that specifies the scope of an audit committee’s responsibilities and the means by which it carries out those responsibilities. In order to be listed on any of these exchanges, WWA Group will be required to adopt a definitive charter for its audit committee.

Code of Ethics

WWA Group has adopted a Code of Ethics within the meaning of Item 406(b) of Regulation S-B of the Securities Exchange Act of 1934. The Code of Ethics applies to directors and senior officers, such as the principal executive officer, principal financial officer, controller, and persons performing similar functions. WWA Group has incorporated a copy of its Code of Ethics as Exhibit 14 to this Form SB-2. Further, the WWA Group’s Code of Ethics is available in print, at no charge, to any security holder who requests such information by contacting us.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the ownership of WWA Group’s common stock as of December 21, 2007, with respect to: (i) all directors; (ii) each person known by us to be the beneficial owner of more than five percent of our common stock; and (iii) our directors and executive officers as a group.

Title of Class	Names and Addresses of Managers and Beneficial Owners	Number of Shares	Percent of Class
Common Stock	Eric Montandon 2465 West 12th Street, Suite 2 Tempe, Arizona 85281	7,600,000*	41.2%
Common Stock	Digamber Naswa 2465 West 12th Street, Suite 2 Tempe, Arizona 85281	60,000	<1%
Common Stock	Yogesh Saxena 2465 West 12th Street, Suite 2 Tempe, Arizona 85281	0	0%

Common Stock	Keith Lupton 2465 West 12th Street, Suite 2 Tempe, Arizona 85281	0	0%
Common Stock	Chris Bettinson 2465 West 12th Street, Suite 2 Tempe, Arizona 85281	0	0%
Common Stock	Asia8, Inc. 2465 West 12th Street, Suite 2 Tempe, Arizona 85281	7,300,000	39.6%
Common Stock	Adderley Davis & Associates P.O. box 8497 SAIF Zone, Sharjah, UAE	931,000	5.1%
Common Stock	All executive officers and directors as a group (5)	7,660,000	41.2%

*

Eric Montandon holds 300,000 shares of WWA Group common stock in his own name through Adderley Davis & Associates Ltd. and is considered the beneficial owner of the 7,300,000 shares held by Asia8, Inc., a publicly reporting company, since he acts a director and the chief executive officer of Asia8, Inc.

DESCRIPTION OF SECURITIES

The following is a summary of the material terms of WWA Group’s capital stock. This summary is subject to and qualified by our articles of incorporation and bylaws.

Common Stock

As of December 21, 2007, there were 917 shareholders of record holding a total of 18,431,922 shares of fully paid and non-assessable common stock of the 50,000,000 shares of common stock, par value $0.001, authorized. The board of directors believes that the number of beneficial owners is substantially greater than the number of record holders because a portion of our outstanding common stock is held in broker “street names” for the benefit of individual investors. The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of the common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

WWA Group has not authorized shares of preferred stock.

Warrants

WWA Group has issued 576,973 common share purchase warrants exercisable at $1.00 per share at any time until September 28, 2009.

Stock Options

As of September 30, 2007, WWA Group had no outstanding stock options to purchase shares of our common stock.

Transfer Agent and Registrar

WWA Group’s transfer agent and registrar is Interwest Transfer Company, 1981 E. Murray-Holladay Road, Holladay, Utah, 84117–5164. Interwest’s phone number is (801) 272-9294.

INTEREST OF NAMED EXPERTS AND COUNSEL

No expert or counsel whose services were used in the preparation of this prospectus was hired on a contingent basis or will receive a direct or indirect interest in WWA Group.

Legal Matters

The validity of the shares of common stock offered hereby will be passed upon for WWA Group by Gerald Einhorn, Esq.

Auditors

The financial statements for the periods ended December 31, 2006 and 2005 included in this prospectus and registration statement have been audited by Williams & Webster, P.S, to the extent and for the periods set forth in their report, in reliance on the authority of Williams & Webster, P.S as experts in accounting and auditing.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification is asserted by such director, officer or controlling person, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue, unless the indemnification claim is for expenses incurred by one of the registrant's directors, officers or controlling persons in the successful defense of any action, suit or proceeding.

DESCRIPTION OF BUSINESS

Corporate Information

WWA Group was incorporated in Nevada on November 26, 1996, as “Conceptual Technologies, Inc.” On April 9, 1998 the company changed its name to “NovaMed, Inc.” to reflect the acquisition of a medical device manufacturer and retailer. The medical device business was abandoned in October of 2000. On August 8, 2003, the company acquired World Wide Auctioneers. Our name was subsequently changed to “WWA Group, Inc.” to reflect the acquisition and the new business focus.

Since the owners of World Wide Auctioneers obtained the majority of the outstanding shares of WWA Group through the acquisition, the acquisition is accounted for as a reverse merger or recapitalization of WWA Group. As such, World Wide Auctioneers is considered the acquirer for accounting purposes.

Our United States business office is located at 2465 West 12th Street, Suite 2 Tempe, Arizona, 85281, and our telephone number is (480) 505-0070. Our registered statutory office is located at the Corporation Trust Company of Nevada, 6100 Neil Road, Suite 500, Reno, Nevada, 89511. We maintain our principal place of business in the Jebel Ali Free Zone, Dubai, United Arab Emirates. WWA Group currently trades on the Over the Counter Bulletin Board under the symbol “WWAG”.

The Company

Auctioneering Operations

WWA Group trades and auctions transportation and industrial equipment from its primary location in Dubai, United Arab Emirates in addition to various other locations worldwide. Our subsidiary World Wide Auctioneers has held 35 large un-reserved equipment auctions and 23 video and internet auctions from Dubai and Doha, Qatar between March of 2001 and September 30, 2007. Auction revenues from these locations have reached nearly $600 million during this period, in addition to $200 million realized from other auction locations. WWA Group’s primary auctioned items include mobile and stationary earthmoving and construction equipment such as crawler tractors, excavators, wheel loaders, cranes, trucks and trailers, generators, compressors, agricultural tractors, and forklifts. Much of the equipment can be used in multiple industries and in diverse geographic locations. We also sell light vehicles and other related items such as boats and motorcycles. We generate commission and service income from these auctions.

We also buy and sell equipment for our own account in private transactions, and at our own auctions. During 2006 we sold almost $9,700,000 worth of our own equipment, approximately 30% of which was bought and sold at our own auctions. In the nine months ended September 30, 2007 we sold $12,837,527 worth of our own equipment, approximately 61% of which was bought and sold at our own auctions. We generate trading revenue and gross trading profit from the purchase and sale of this equipment.

Recent Auctions

The table below lists the major Dubai auctions in the nine month period ended September 30, 2007.

Auction Date	Gross Sales (in millions)
February 5 to February 7	$18.7
April 10 to April 12	$20.5
June 11 to June 13	$24.2
September 8 to September 10	$28.6

We also held 5 video auctions and 4 on-line auctions in 2006 at which approximately $7 million worth of equipment was auctioned, and 4 video auctions in the nine months ended September 30, 2007 at which approximately $4 million worth of equipment was auctioned. Our commission and service income from these smaller auctions is generally less, as a percentage of gross auction sales, as compared to the major physical auctions listed above.

When we refer to “gross auction sales” we mean the total gross proceeds to the seller from final bid prices paid on all equipment and other items sold at any WWA Group auction, or the total proceeds from prices paid for any items at our competitors’ auctions. Gross auction sales are not presented in our consolidated financial statements. Gross revenue as a percentage of gross auction sales is a measure of WWA Group’s operating performance and we believe that gross auction sales provide the most meaningful comparative measure of its relative operating performance between periods, and our sales activity relative to the overall market.

Auction Particulars

All of our auctions are unreserved, meaning that there are no minimum or reserve prices; each and every item is sold to the highest bidder on the day of the auction. Consignors are prohibited by contract from bidding on their own consigned items at the auction or in any way artificially affecting the auction results. Our unreserved auctions are focused primarily on the sale of consigned equipment. Virtually all other equipment auction companies trade heavily for their own accounts in their own auctions, meaning they auction a significant amount of equipment that they own. When an auction company becomes overly involved in buying and selling in its own auctions it can diminish the prospective returns available to consignors and bidders.

WWA Group is focused on selling for the consignor rather than competing with owners and bidders. However, from time to time, we do purchase equipment and sell the equipment at our auctions or in private sales. Revenues from such sales are defined as gross proceeds. All costs of goods sold are accounted for under direct costs.

Revenues

Sales of equipment owned by us accounted for approximately $2,700,000 or less than 3% of the total gross auction sales in 2006 and approximately $7,830,000 or less than 7% of the total gross auction sales in the nine month period ended September 30, 2007. We also sold approximately $7,000,000 in 2006 and $12,800,000 in the nine month period ended September 30, 2007 of owned equipment in private sales outside of our auctions. These sales arose from market conditions outside of our auctions, and logistical problems associated with shipping certain owned equipment to our auction sites.

WWA Group has generated over $600 million in gross auction sales of vehicles and equipment from Dubai and Doha since formation. Equipment auctioned was comprised of more than 35,000 items from 4,000 consignors that were sold to over 6,000 bidders. WWA Group controlled a market share of over 60% of all industrial equipment auction sales concluded in Dubai in 2006. In 2006 we auctioned approximately $106.7 million worth of equipment in 6 large auctions in Dubai, 1 large auction in Doha, and 9 on line / video auctions.

Revenues from commissions and services earned in WWA Group’s capacity as agent for consignors of equipment are comprised mainly of auction commissions in the form of flat selling fees or fixed or sliding percentages of the gross auction sale price of any consigned equipment. The majority of auction commissions are earned as a fixed rate of the gross selling price. Revenues from commissions and services also include any preparation, shipping, clearing, transport and handling charges and fees applicable to certain items of consigned equipment; incidental interest income; and buyers’ commission applicable on certain sales of items. All revenue is recognized when the auction sale is complete and we have determined that the auction proceeds are collectible. Revenues from commissions and services may be compared to gross auction sales as a measure of relative operating performance between periods. On occasion, WWA Group guarantees a certain net level of proceeds to a consignor. Revenue on guaranteed consignments comes from a percentage of the proceeds in excess of the guaranteed amount. If actual auction proceeds are less than the guaranteed amount, we can incur a net loss on the sale. Our exposure from these guarantee contracts can vary over each guarantee contract. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is held. WWA Group guarantees no net proceeds to consignors.

On-line Auctions

Live on-line bidding is a significant component of WWA Group’s ability to involve bidders in locations remote from any given physical auction site in participating in the auction process. We conduct live on-line bidding using our own proprietary interactive software system, marketed as “WWA BidLive,” designed to enhance the best features of existing auction technology. This relatively new approach to auctioning equipment has opened up many more opportunities for us to sell equipment between our physical auctions, and equipment that has not yet arrived at a WWA Group facility. WWA Group has a proven seller and buyer base that continues to support our on-line only auctions. During 2006 we auctioned over $3,000,000 worth of equipment in four on-line auctions. During the nine months ended September 30, 2007 we had no Dubai on-line auctions, though we did have one on-line auction in Perth. On-line registrations and bidding increased, notably at auctions held by our Australian partner. However, on-line participation in our Dubai auctions remained relatively minor due to a lower than average rate of purchasing over the Internet in the Middle East. Nonetheless, we do expect our on-line bidding system to capture an increasing percentage of sales in the future and to provide a consistent revenue production stream for us.

Auctions Outside the Gulf Region

Through our joint venture partner WWA Australia Pty. Ltd. we manage industrial auctions in Perth, Western Australia, and Brisbane, Queensland. We manage auctions and license our name, customer database, and auction system software and hardware to WWA Australia Pty. Ltd., a separately owned private company. Pursuant to a management agreement, we are reimbursed for all hard costs incurred while assisting with WWA Australia Pty. Ltd. with its auctions, and are entitled to fees based on gross auction sales at each auction. WWA Group also has a right of first refusal to acquire WWA Australia Pty. Ltd. WWA Australia Pty. Ltd. is not reliant on financial support from WWA Group, and WWA Group has no commitment or financial obligation to WWA Australia Pty. Ltd.

In 2006 we participated in auctions in Indonesia in cooperation with International Auction Multi-Machine (“IAM”), a separately owned and managed Indonesian-registered auction company, in which we held a minority (19%) shareholding which was sold in September 2006. IAM was not reliant on financial support from WWA Group, and WWA Group had no commitment or financial obligation to IAM. We assisted IAM with supervisory staff, advertising and operating systems on an informal basis, in order to protect and enhance the value of our investment in IAM.

WWA Group is considering other opportunities with foreign auction companies and we intend to establish additional permanent sites of our own. We expect that our existing Australian management agreement will mature, and that new managed and permanent auction sites will come into operation over the next 24 months as WWA Group seeks to expand the world wide reach of our auction business. However, there can be no assurance that future partners will be successful or that we will receive any fees from such relationships.

Other Operations

WWA Group is expanding its operations through acquisition.

Shipping

Through our subsidiary, Crown Diamond Holdings, Ltd (“Crown”), we own and charter a shipping vessel. On June 30, 2006, World Wide Auctioneers entered into an agreement to acquire all the shares and business of Crown for $3,250,000, thereby effectively acquiring a shipping vessel known as the M/V Iron Butterfly. The vessel is a 100 meter long 3,500 dead-weight-ton roll on / roll off ship with heavy lift cranes and a shallow draft, making it an ideal vessel for shipping the heavy construction equipment in the Gulf that WWA Group specializes in trading. The vessel is chartered through the end of 2009 to a freight forwarding company, an independent third party, which handles shipping for us and our customers. The vessel charter generates gross revenue of approximately $1,800,000 per annum, and net profit of approximately $900,000 per annum to WWA Group. The vessel is chartered on the Dubai / Karachi / Mumbai route. The route is heavily used by our customers and is located along generally calm waters, thereby reducing maintenance requirements and extending the effective life of the vessel.

Stone Quarry

Through our 32.5% owned, unconsolidated subsidiary, Power Track Projects, FZE (“Power Track”), a Fujeirah Free Zone company, we operate a lime stone quarry in the United Arab Emirates. On December 31, 2006, World Wide Auctioneers concluded a purchase agreement for the share of Power Track. Power Track is a licensed equipment and project management company that is currently engaged by the government of Ras Al Khaimah, United Arab Emirates, to move over twenty five (25) million tons of limestone through 2010. The removed limestone is marketed by Power Track as processed aggregate, quarry run, and armor stone. The process of removing the limestone is completed by earthmoving and support equipment that work with three (3) crushing machines capable of producing over ten thousand (10,000) tons of crushed aggregate per day. Power Track intends to expand operations to include washed sand and concrete batching in the near future.

Competition

Competitors

The international, used, industrial equipment market is fragmented and very competitive. WWA Group competes for potential purchasers of industrial equipment with equipment manufacturers, distributors and dealers, and equipment rental companies. When sourcing equipment to sell at our auctions, we compete with other auction companies outside of Dubai, equipment dealers and brokers, and equipment owners who have traditionally disposed of equipment through private sales. Many of these competitive businesses are significantly larger than WWA Group with substantially greater resources and operating histories.

The Gulf Region, used, industrial equipment auction market has two only significant participants, WWA Group and Ritchie Brothers Auctioneers, Inc. (“RBA”). RBA is a Canadian based company reporting over $2.7 billion in gross auction sales from 177 auctions in 13 countries. RBA is the world’s largest un-reserved equipment auctioneer, and holds a dominant position in certain geographic locations.

WWA Group entered the Dubai market as a direct competitor to RBA in 2001. Our competitive results are as follows:

Gross Auction Sales in Dubai Year WWA Group RBA
2001	$25,000,000	$45,000,000
2002	$49,000,000	$70,000,000
2003	$89,000,000	$105,000,000
2004	$99,000,000	$79,000,000
2005	$117,000,000*	$60,000,000
2006	$114,000,000*	$60,000,000

*includes on-line sales from our Dubai facility

We have gradually increased our market share in Dubai by offering more attractive pricing and better service than RBA. The gross auction sales data indicates that we held over 60% market share in 2006.

More importantly, the combined gross sales by equipment auctioneers in Dubai grew from US$33 million in 2000, prior to WWA Group’s entry, to nearly US$200 million in 2006, with an even higher total expected for 2007. This suggests that the equipment auction market share has substantial room to grow internationally with the advent of competition in certain underserved markets.

The entry of the Al Ain Municipality (part of the Emirate of Abu Dhabi – 100 kilometers from WWA Group’s Jebel Ali Site) into the equipment auction arena in 2004 is also an indicator of the growth potential of the auction business in a large market. The Municipality previously sold excess inventory in private sales, but turned to the auction method after researching WWA Group and RBA processes and virtually copying them. Five successful auctions have been held by the Municipality in 2004 and 2005, with estimated gross auctions sales of $20 million in 2005 and about $15 million in 2006. The municipality has sold most of the surplus equipment they originally allocated for sale in 2004. These auctions do not accept consignments so they are not in direct competition with WWA Group. Rather than drawing buyers away from WWA Group auctions, these auctions in Al Ain have resulted in increased awareness of the auction model in the region, and have actually drawn additional equipment buyers to the U.A.E. from the region.

There are periodic small government auctions of construction equipment in other areas of the Gulf region, namely Saudi Arabia. There are also regular larger auctions held by Saudi Aramco and other large companies in Saudi Arabia and other countries in the Gulf region. However, these are generally reserved private auctions held by local operators targeting local buyers, and are not considered competitors to WWA Group.

On-Line Auctions

WWA Group competes with other auction companies in other parts of the world for buyers due to Internet access to numerous on-line auctioneers of used equipment, mainly based in the U.S. and Japan. However, we believe there is no substitute for physical auctions when it comes to attracting and retaining buyers, and do not believe there is any significant competition from on-line auction companies or physical auction companies operating outside of our primary market.

Competitive Advantages

We can offer no assurance that we will continue to be successful in competing with existing and emerging equipment auction businesses in the Gulf region. However, we believe that we have certain distinctive competitive advantages over all or many of our competitors that have enabled us to attract an increasing number of consignors and bidders to our auctions, and an increasing market share. We base this belief on our realization of significant growth in the relatively short term since our inception.

Key to our competitiveness is in our practice of being the only international equipment auction company that holds unreserved auctions almost entirely for the sale of consigned equipment. Virtually all other equipment auction companies trade heavily for their own accounts in their own auction. When an auction company becomes involved in buying and selling in its own auctions it can diminish the prospective returns available to consignors and bidders. We focus our business on selling for the consignor rather than competing with the bidders. We believe that our growing reputation for conducting auctions only for the participants is a primary competitive advantage.

WWA Group’s primary competitor in Dubai reports that it “underwrites” (guarantees or purchases) approximately 25% of the equipment sold in its auctions around the world, as opposed to WWA Group’s total underwriting at auctions in 2006 of approximately $2,700,000, or less than 3% of gross auction sales.

We rely upon certain other competitive advantages in our efforts to position ourselves as a leader in the auction business in the Gulf region. These advantages include our ability to offer very competitive buyer and seller commissions due to our smaller infrastructure size and maintaining our corporate headquarters at our primary auction facility.

WWA Group has also introduced new auction technologies to the industry, and management believes that WWA Group is the world’s first physical industrial equipment auction company to combine such technologies. These new features include:

•	Fully enclosed air-conditioned bidding arena with glass viewing windows during summer season;
•	Plasma TV screen presentation of items to be sold, with dual currency live asking price displays;
•

Wireless electronic bidding buttons that bidders can use if they prefer to keep their buying strategy discreet from the other attending public bidders, with high bidder number appearing on the plasma TV screen; and

•	Video auctions of late arriving imported equipment after each physical auction, and on-line only auctions for equipment arriving between physical auctions.

All of these features are designed and used to make the buyers’ auction experiences better, and have been successful in attracting and retaining buyers. Several features we introduced at our Dubai auctions have been copied by RBA in Dubai.

Other internal operating technologies, including real-time price clerking, live audio and video recording of the auctions, and auctioneer data screens have added to our operating efficiency and reduced errors. We have a less restrictive policy than our competitors regarding new technology and procedures, and our executive officers play a major role in operations, therefore allowing us to test and implement new ideas very quickly.

Personnel can have a significant impact on the competitive nature of any business. WWA Group employs a dedicated staff of professionals with substantial expertise in marketing, assembling and conducting auctions on an international basis. The commitment of these individuals to excellence in conducting auctions in concert with hands on customer service give WWA Group a competitive advantage over less professional organizations within the auction business.

While focusing on developing our stated competitive advantages, we have recently moved to a larger permanent site in the Jebel Ali Free Zone, where we operate in a state-of-the-art auction arena and workshop facility. The small size of our former yard and restrictions on construction of permanent facilities has strained our competitiveness and growth over the past 2 years. We also plan to increase the number of locations in the Gulf region at which we conduct auctions. WWA Group has experience in conducting auctions in other countries, and has decided to focus on the booming Gulf region for expansion. We are already the largest construction equipment auction company in the region, and we plan to solidify our position by expansion into other underserved markets using our existing economies of scale in Dubai.

Markets

Auctioneering

WWA Group operates in the auction segment of the global industrial equipment marketplace, selling virtually all types of earthmoving, construction, transport and marine equipment through unreserved public auctions.

We chose to enter into the auction segment of the industry for several reasons, including:

•	the sheer size and fragmented nature of the industry,
•	the relatively small penetration of the auction model in the industry outside of North America
•	the attractiveness of the auction method,
•	the resilience of the auction model in both upward and downward trending economic cycles,
•	the projected growth in construction spending in the Middle East and several other regions outside of North America, and
•	the dominance of the segment in certain regional markets by one company and the resulting stagnant segment growth in those markets.

Market Size and Growth

The strength of the global equipment markets continues to exceed expectations. In early 2006 Charles Stamp, Chairman of the Association of Equipment Manufacturers, declared:

“Our economy has been robust, and equipment sales very strong, with 2004 and 2005 among the industry’s best in recent years. Business volume remains solid but our members collectively do not believe this level will be sustained.”

Despite this prediction, major dealers of new and used equipment, including Caterpillar, Komatsu, and Association of Equipment Manufacturers reported banner years in 2006.

Traditional construction remained a strong driver of growth, but was supplemented by a continuing surge in the mining and energy businesses, a result of the record high prices for oil and metals that prevailed throughout the year and are expected to continue for at least the next two years. High prices and a general excess of demand over supply in metals and energy markets led producers of these commodities to ramp up production with unprecedented speed, producing shortages of some types of heavy equipment. Commodity producers also invested heavily in supporting infrastructure such as roads, ports, railways, and refineries, creating additional demand for equipment.

Strong global demand for equipment was supplemented by accelerated demand within the United States, with reconstruction efforts after hurricanes Katrina and Rita providing an unexpected lift to United States equipment sales. A relatively slack period in US residential construction appeared to have little measurable impact on equipment markets.

The strong market for new equipment that prevailed in 2006 was matched by demand for second-hand equipment. While no reliable statistics are available for this highly fragmented marketplace, dealers in second hand heavy equipment around the world reported strong demand and strong prices. Auction giant Ritchie Brothers Auctioneers, which due to its global exposure makes a reasonable proxy for the overall second-hand equipment market, posted record-breaking results and saw a 2006 increase of 30% in gross auction sales over 2005.

Equipment analysts are confident that demand will continue to accelerate. George Russell, V.P. of CASE CE, with responsibility for Europe, Africa and the Middle East also predicts steady growth, with special emphasis on emerging markets:

“Throughout Europe, the CIS, Africa and the Middle East there is reason to be optimistic on the opportunities for growth in the construction industry.  The worldwide demand for heavy construction equipment is forecast to grow to US$106 billion by 2009.  A substantial percentage of that demand will be in these regions.  This area currently accounts for an estimated 38% of all construction equipment units sold.”

The Freedonia Group, a Cleveland-based industrial market research firm, projects that worldwide demand for heavy construction equipment will rise by an average of 5.4% annually through 2009.

Penetration of Auction Segment

Despite the huge size and sustainable growth of the used equipment market, only a fraction of that equipment is sold through auctions, the majority being sold directly by the owner or through dealers and brokers. RBA is by far the largest equipment auction company in the world. RBA’s gross auction sales for the year ended December 31, 2006 were a record $2.72 billion, a 30 % increase over last year. RBA claims to sell more at auction than their 25 largest competitors combined. In North America, RBA and others estimate that 20% of all used equipment changing hands is traded at auction. Analysis of data available suggests that of the $80 to $100 billion of equipment changing hands outside of North America each year only about 1% is at auction. WWA Group expects this percentage to increase, and eventually to match the 20% penetration rate realized in the more mature US and Canadian markets.

Analyst Bruce Simpson of William Blair & Company stated in 2004 that:

“The size of the used equipment market and the relatively small penetration of the auction model suggest that the company (RBA) has years of open-ended growth in front of it.”

WWA Group believes this statement applies to the segment as a whole and all participants, especially outside of North America.

Attractiveness of the Auction Method

The auction method is becoming more attractive to sellers due to the Internet and the general globalization of business communications. Buyers have more access to price and availability information, and thus the trading business is becoming more transparent – there are no longer participants that have information advantages over others. This results in more sellers accepting the auction method as the preferred way to realize market value for their inventory in a timely and cost efficient manner than selling it themselves. WWA Group believes that this trend also will contribute to the growth of the auction segment.

The ability of auctioneers to sell a wide range of equipment and related assets, offering a more comprehensive choice to bidders, is attracting more buyers. Industrial equipment auctioneers are not restricted to selling lines of equipment provided by a particular manufacturer or manufactured for a particular industry, or to holding auctions in any particular geographic location. Truly un-reserved auctions attract buyers who are willing to travel to an auction or bid on-line on items they believe they can buy for fair prices; an auction house that builds a reputation for fair practices to buyers and delivery of goods as represented, builds its return buyer base.

The transparency of the international used equipment market at auctions, due to the publicly attended nature of auctions and the quality of the information available to any location through the Internet, is attracting more buyers to auctions as they become more familiar with market prices.

New auction technologies, several of which have been introduced by WWA Group in its market, result in a more comfortable auction experience for buyers.

All of the above factors are attracting more buyers to auctions, and better quality end-user buyers. A proven record of large attendance of buyers at an auction house attracts larger consignments. Consignors are then able to generate bulk cash proceeds from the sale of their equipment quickly and efficiently at auction, at premium net proceeds.

WWA Group expects to grow its auction business based not only on the fact that the size of the industrial equipment market continues to grow, but also on management’s belief that the popularity of buying and selling equipment through the auction process will increase.

Resilience of the Auction Model

The industrial equipment auction business is relatively insulated from cyclical economic trends. Many of the factors that might prompt owners to sell equipment also creates an environment in which equipment buyers opt for high quality used equipment rather than more expensive new equipment. Auctioneers can therefore take advantage of economic downturns as well as upturns, whereas private dealers’ revenue and profit margins tend to be negatively influenced by regional market downturns. WWA Group’s potential business volume and ability to grow are not directly influenced by economic cycles.

In recent years, we have been operating at a profit in a very active, high demand growth environment where it has been difficult to locate good quality equipment to auction. However, this environment also generates fleet re-alignments, mergers and acquisitions, lease returns, project completions, and even financial pressure from over-commitments. All of these conditions favor the auction model.

In a period of economic uncertainty, other factors would result in an increase in supply of used equipment for sale at auction. Auctions are well known for their cash transactions, as opposed to private dealers that often rely on buyer financing for many of their sales transactions. Availability of buyer financing can be uncertain in cyclical developing markets. Further, industrial equipment auctioneers are not restricted to selling lines of equipment provided by a particular manufacturer or manufactured for a particular industry, or to holding auctions in any particular geographic location.

The Gulf Region Market

Oil and Gas

The U.K.’s New Civil Engineer magazine has described the construction markets of the Gulf Cooperation Council (Saudi Arabia, the United Arab Emirates, Kuwait, Qatar, and Oman, collectively the “GCC”) as “the largest and fastest growing single opportunity for the world’s project industry in 2006.” This unprecedented regional construction boom is fueled by sustained high energy prices: oil and gas export receipts for the GCC rose 40%, to $291 billion, in 2005, and reached a record $330 billion in 2006. This follows a cumulative expansion in nominal GDP of 74% over the last three years. For the GCC as a whole, GDP per capita has risen over the last three years to over $17,000 from below $11,000. A moderation in growth to 9.4% is projected for 2007. Given current high oil prices, the International Institute of Forecasters estimated that the GCC’s current account surplus reached nearly $230 billion in 2006 and will exceed $220 billion in 2007, following surpluses of $167 billion in 2005 and $90 billion in 2004.

The prevailing environment of high energy prices is expected to prevail for a number of years. Oil price booms in the past have been driven primarily by political instability in the Middle East. While this is a factor in today’s boom, it is by no means the only factor. Surging energy demand from China and India has become a significant influence on energy markets, and even with OPEC production at full capacity, the supply/demand equation still favors sustained high prices. The large ongoing investments in new production will eventually raise current supply ceilings, but demand is increasing as fast or faster than supply, and virtually all forecasts suggest that high oil prices – and correspondingly high income for the OPEC nations in general and the GCC in particular — will break out of the boom/bust cycle and move to an extended period at the high end of historical price ranges. While 2007 will not see the percentage growth in oil prices, oil revenues, or GDP that was displayed in 2005 and 2006, no declines are anticipated and these indicators will almost certainly continue at historically very high levels. The Middle East/North Africa Financial Network (MENA) projects that:

“After growing at an average of around 8.5 percent in 2003, 5.9 percent in 2004, 6.8 percent in 2005, and an estimated 6 percent in 2006, real GDP growth for the region is forecast to grow at a healthy 5.0 percent in 2007. The UAE is believed to have recorded the highest real GDP growth in 2006 of 10.2 percent, followed by Qatar 7.5 percent, Kuwait 6.5 percent, Saudi Arabia 6.2 percent, Bahrain 6 percent and Oman 5 percent. We expect Qatar to lead the pack in terms of real GDP growth in 2007 rising by 8.6 percent as the country boosts its natural gas production by 42 percent on top of the 8.9 percent increase of 2006. UAE will follow with real GDP growth of 7.2 percent, Oman 5.9 percent, Bahrain 5 percent, Saudi Arabia 4.2 percent, and Kuwait 4.1 percent. The lower growth rates projected for 2007 compared to 2006 is mainly due to the slight decline in crude oil production expected this year.”

The beneficiaries of the oil price boom are investing the proceeds in new infrastructure, catching up from a decade of neglect during the oil glut of the 1990s. MEED Projects, the project-tracking venture of the authoritative Middle East Economic Digest, is currently tracking 1,400 projects in the GCC, Iran, and Iraq, with a combined value of $700 billion, and MEED publications claim that the database is “adding about $4 billion in new projects every week.” MEED estimates that regional project spending in the next decade will exceed $1 trillion. Since the threshold for inclusion in the MEED Projects database is $50 million, thousands of smaller but still significant projects are not included in this figure. Inclusion of these projects and extrapolation from current trends, particularly in Qatar and Abu Dhabi, suggests that the actual total maybe significantly higher.

Dubai

The Emirate of Dubai, boasting a 16% economic growth rate despite minimal oil reserves, has led the UAE construction boom for years. Major projects now under construction in Dubai include:

•	the $8 billion Burj Dubai, planned to be the world’s tallest building;
•	the $4.2 billion expansion of the Dubai International Airport;
•	the $1.6 billion Dubai Festival City;
•	the $10 billion Dubai Marina;
•	the $1.4 billion Jumeirah Islands development;
•	the $3.4 billion Dubai Light Rail System;
•	the $5 billion Dubailand theme park;
•	the $3.4 billion Dubai Mountain City;
•	the $2.7 billion Dubai International Chess City;
•	the $8.17 billion Jebel Ali Airport City;
•	the $10 billion Dubai Waterfront, the most ambitious reclamation effort ever undertaken;
•	the $1 billion Dubai Maritime City;
•	the $1.8 billion Golf City;
•	the $3.8 billion Legends theme park;
•	the $27 billion Bawadi Hospitality Project;
•	the Dubai Business Bay, with $54 billion in committed investment; and
•

the Palm Deira, a new 80km/sq city (larger than Manhattan) on a man-made island. Dredging and reclamation work is already underway, at a cost of $4.37 billion. The development is expected to include 8000 villas, hotels, clubs, shopping malls, and other luxury facilities.

The City of Dubai has budgeted $2 billion for roads and bridges, $300 million for drainage and irrigation projects, and $700 million for other public infrastructure, with a recent announcement (March 3, 2006) indicating that an additional $6.8 billion will be used for infrastructure between 2006 and 2008. Literally thousands of smaller private-sector projects are underway, focused on providing residential, office, commercial, and leisure space for the emirate’s population, which is surging at a rate of over 6% per year.

Abu Dhabi

The oil-rich emirate of Abu Dhabi has seen its income soar in the last two years, and is investing in a series of projects that rivals those of Dubai. Abu Dhabi Chamber of Commerce and Industry Chairman Salah Salem bin Omair Al Shamsi reported on June 14, 2006 that the Emirate planned to spend $163.4 billion in the next 5 years, of which $87 billion will go to the construction sector, $32.7 billion will be spent on development and expansion of the tourism sector, $9.5 billion will be devoted to new power and water projects and $21.8 billion will be poured into expanding the oil and gas sector. By February of 2007, projections for Abu Dhabi’s project market had expanded considerably: on Feb. 13 the Gulf News reported that “the total value of announced and on-going projects in Abu Dhabi has inched close to Dh1 trillion, currently at Dh991 billion ($270 billion).” This figure is over $100 billion above the estimate issued only six months earlier, a demonstration of how fast plans can emerge when the resources to sustain them are available.

Abu Dhabi’s leading works in progress include:

•	the $6 billion Taweelah aluminum smelter;

•	the $2.7 Abu Dhabi Exhibition Complex;
•	the $8 billion Najmat Abu Dhabi project;
•	the $27.2 billion Saadiyat Island development;
•	the $9.5 billion Al Reem island development;
•	the $6.8 billion Shams Abu Dhabi mixed-use development
•	the $6.7 billion Abu Dhabi Airport expansion;
•	the $4 billion Fujairah oil refinery;
•	the $2.2 billion Taweelah port development;
•	the $9.5 billion Emirates Pearl mixed-use development; and
•	the Al-Raha Beach Development, a $14.5 billion new city for 120,000 people, envisioned as the new gateway to the emirate.

The Rest of the UAE

The UAE’s smaller Emirates have jumped in with large projects of their own, including: Ras al Khaimah’s $5.5 billion Sanctuary Gardens and $2.7 billion Mina al Arab: Um al Quwain’s $2.72 billion White Islands and $3.3 billion Um al Quwain Marina; and Sharjah’s $5 billion Nujoom Islands project.

Qatar

Qatar, another GCC member in close proximity to Dubai, holds the world’s 3rd largest natural gas reserves, and currently exports 14 million metric tons per annum (mmta) of natural gas. This figure is expected to rise to 77 mmta by 2010, which would make Qatar the largest natural gas exporter in the world, supplying as much as one third of global gas consumption. Qatar now has the world’s third-highest per-capita income, and as gas exports rise, the country is expected to become the world’s wealthiest nation.

Qatar has embarked on a massive construction spree, with $57 billion in oil and gas projects and $23 billion in other construction. Qatar has budgeted US$15 billion dollar for tourism and hotel projects, US $1.6 billion dollars for water and electricity projects and US $7 billion for the modernization of Qatar’s infrastructure. Projects now underway include:

•	a $3 billion aluminum smelter, a joint venture between Qatar Petroleum (QP) and Norsk Hydro of Norway;
•	the $4 billion Qatargas II project;
•	a $6 billion gas-to-liquids plant being built by Royal Dutch Shell;
•	the $8.16 billion Lusail residential/commercial real estate project;
•	a $4.77 billion causeway linking Qatar and Bahrain;
•	the $2.6 billion new Doha international airport;
•	the $2.5 billion Pearl of the Gulf man-made island project;
•	the $14.5 billion Ras Laffan port and Gas processing facility; and
•	the $7 billion Dolphin natural gas development project;

Saudi Arabia

Leading oil producer Saudi Arabia, with $194 billion in oil revenues in 2006, is another leading construction market. Spending allocated for new development projects will nearly double in 2007, with emphasis on programs for educational facilities, hospitals, and the ambitious new economic cities, notably the $26.6 billion King Abdullah Economic City, a state-of-the art residential and industrial complex. $26 billion has been allocated for education and manpower development including building 2,000 new schools and universities for Tabuk, Najran, Al Baha, and Riyadh. Nearly 400 primary health care centers and 13 new hospitals are planned in addition to more than 60 other hospitals in various stages of development. These are aimed to provide almost 10,000 new beds for the health service. 8,000 kilometers of new highway are planned in addition to 16,000 kilometers already under construction, along with projects aimed at doubling desalination capacity and increasing electrical generation and distribution. Some 600,000 new homes are to be built in the next four years with many more planned.

Positioning and Expansion

Our early decision to focus on Dubai and the Middle East, made before the current boom began, has left us in an ideal position to benefit from this sustained acceleration in regional business. In 2004 we outsold global auction giant Ritchie Brothers Auctioneers for the first time to become the leading player in the regional industrial auction market, a lead that has continued in 2005 and 2006. We intend to research the opening of new auction sites in Abu Dhabi, Bahrain, and the Emirate of Ras Al Khaimah in the next 18 months. Each of these sites has the potential to yield auction turnovers, revenues, and earnings equal to those we are now gaining from our Dubai auctions.

We also intend to continue to apply our huge database and intimate knowledge of regional buyers, sellers, users, traders, prices, sources, trends and industry needs to our entry into other businesses in the region. The provision of needed supplies and services, including machinery and equipment, shipping, materials, labor, and expertise to the main contractors who control the most important projects in the GCC region – is among the fastest-growing businesses in this booming region.

With an established base, a leading market position, and an extensive network of regional industry contacts, WWA Group management believes that our prospects for rapid growth in the used, industrial equipment market over the next two years are excellent.

The Australian Market

Australia is a major beneficiary of the global commodities that began in 2005 and continued through 2006. Australia is the world’s leading exporter of coal, bauxite and iron ore and the fifth leading exporter of liquefied natural gas. Prices for all of these commodities remain at sustained historic highs, giving companies both the incentive and the cash to rapidly expand production and improve infrastructure. The OECD’s Economic Survey of Australia reports that:

“Currently, one of the main driving forces of economic activity is the global boom in mining commodities in which Australia is a major exporter. The terms of trade are currently around a 32-year high and business investment, especially in mining and associated infrastructure, is growing at double digit rates.”

Australia has also shown one of the highest economic growth rates in the industrialized world in recent years, leading government to make substantial investments in infrastructure development, particularly in highways and railways, and generating substantial increases in private sector construction spending.

The US Commercial Service predicts that:

“Engineering construction prospects are good, with infrastructure activity set to record continued strong growth during the next few years, mainly reflecting high levels of transport investment led by a number of major public-private partnerships coming to the market. Growth in spending on engineering construction – primarily roads, railways, bridges, harbors, electricity and water infrastructure, telecommunications, and heavy industry – is predicted to outpace spending on the non-residential and residential sectors for the rest of the decade. Overall growth in engineering construction spending is forecast at 5.5 percent per annum to 2009, reaching 6.5 percent by 2012.... Investment in heavy equipment is likely to continue over the next few years to support strong growth in infrastructure construction activity, particularly major road and rail construction projects.”

As in the Middle East, WWA Group’s decision to move into the market before the current expansion in the heavy equipment market has left us in an excellent competitive position. WWA Group is well positioned to benefit from the sustained high-demand position of the Australian heavy equipment market.

The Shipping Market

The cargo shipping business has been on a rapid growth trend since 2002, driven by a dramatic upswing in world trade (80% of world trade moves by sea), the general global environment of economic growth, and the emergence of India and China as major importers of raw materials and exporters of finished goods. This rapid surge in demand caught many shippers unprepared: a relatively small number of new vessels had been completed during the previous decade, and the combination of low shipping rates and extremely high prices for scrap metal that prevailed from 1999 to 2002 led to a trend of scrapping usable ships purely for their metal content. The resulting general shortage of shipping capacity pushed cargo rates up for 5 consecutive years.

Shipping analysts now project that the rapid introduction of new shipping capacity will lead to an overall 5% decline in cargo rates in 2007. Shippers responded to the accelerating environment of capacity shortage that prevailed from 2002 through 2006 by placing an unprecedented number of orders for new vessels. Shipbuilding is time consuming and expensive, and it is only in 2007 that the impact of this construction surge will be felt.

While the introduction of new capacity will depress average rates worldwide, the impact will vary widely among market niches. Virtually all of the new capacity being introduced consists of huge tankers and container ships ordered by major shipping lines and destined for use on major transatlantic and transpacific routes, which are expected to show significant surplus capacity and declining rates. Since these routes account for a large percentage of global shipping activity, they have a disproportionate impact on average rates. However, in other markets, particularly the extremely busy intra-regional routes in Southeast Asia and the Indian Ocean/Arabian Gulf markets, capacity remains extremely tight, with very few new vessels suitable for regional trade entering service. The trend of scrapping vessels for metal content had a very strong impact in these markets, as has the difficulty in acquiring and operating older vessels. It is difficult to obtain financing for any vessel that is more than 17 years old, even though a 20 year old vessel that is properly maintained has at least 20 years remaining to generate maximum revenue.

New operating and security standards for shipping classes imposed in the last 3 years has also resulted in many small operators falling out of compliance.

The result has been a dramatic rise in shipping rates in the Gulf Region, the Indian Ocean and the Red Sea from 2002 levels. Rates have generally been stable as of late, but vessels are generally full at very profitable levels. There is no sign of any slowdown in trade in the area, or of any material increase in shipping line capacity expected in the next several years. This market environment has created a strong regional demand for smaller vessels that can handle diverse cargos on underserved routes, which often utilize port facilities that are incapable of handling the extremely large ships now dominating shipyard output. There is a shortage of shipping vessels in this category, particularly car carriers and smaller general cargo vessels with RO / RO and heavy lift capabilities. The Arabian Gulf and Indian Ocean are ideal for this type of small vessel, and freight rates are very strong in this market while larger vessels are focusing more on serving the mainstream routes. The M/V Iron Butterfly is ideally suited to exploit this opportunity, and the existing charter offers WWA Group sustained assured revenue and an important value-added service for customers.

The Rock Market

The huge volume of industrial, infrastructure, reclamation and other construction work currently underway in the Arabian Gulf region has generated huge demand for basic construction materials. Shortages have been frequent, especially of steel and cement, and have required large-scale importation and large investments in local production capacity. As expected during a construction boom, regional demand for quarry products has been extremely high and is expanding fast. Crushed-rock aggregate is a necessary component of concrete and asphalt and a basic material for underlayers and beds for roads, runways, and other projects. No official projections of demand for aggregate exist, but studies performed by Power Track based on projections of cement demand and asphalt-using projects currently underway indicate that regional demand for aggregate will expand from approximately 203 million tons/year in 2006 to over 324 million tons in 2010. Meeting this demand will require substantial investment in modern, large-scale, reliable production of high-quality aggregate, along with investment in transportation equipment and infrastructure. Interviews with ground-level industries support this conclusion. Executives at Abu Dhabi Ready-Mix, a major supplier of concrete to that Emirate’s major construction projects, report that Power Track is expanding capacity to support a projected 600% increase in demand for its products by the end of 2008. This increase stems in part from the preference shown by major contractors for large suppliers of established reliability, but it also indicates that demand for concrete – and therefore for cement and aggregate – is likely to substantially surpass expectations.

Armor and marine rock in the 1-10,000kg range has traditionally been a by-product of aggregate quarry operations, with rock too large to be fed into crushers set aside for use in the construction of quays, breakwaters, and other marine facing requirements. Little effort has been made to track supply and demand requirements for what has generally been a relatively minor commodity.

Demand from Gulf Region Construction

The pattern of construction within the Gulf States has transformed bulk rock from a by-product to a commodity in extremely high demand. Dubai has set the trend, focusing on huge offshore reclamation and coastal development projects aimed at extending the emirate’s limited endowment of high-value waterfront real estate. The same pattern has been replicated elsewhere, most notably in Abu Dhabi, Qatar, and Bahrain, all of which are engaged in reclamation on a massive scale. The largest dredging and reclamation companies in the world, including Belgium’s Boskalis (Doha International Airport, Ras Laffan Port, Shaikh Khalifa Bin Salman Causeway) and Dredging International (Al Raha beach, Pearl Qatar) and the Netherlands’s Van Oord (Palm Deira, North Bahrain New Town, Dubai Maritime City) and Jan de Nul (Jebel Ali Port Phase 2, Palm Jebel Ali) have moved huge quantities of dredging equipment to the region and are working at full capacity to meet demand for reclamation services. These projects, which involve creating new land masses on the largest scale ever attempted, involve huge quantities of bulk rock. The Palm Jumeirah, the first and smallest of the Palm man-made islands, required 7 million tons of rock armor. The Palm Jebel Ali, the second Palm project, has absorbed millions of tons of rock armor. The World, another Dubai reclamation project, is expected to top 30 million tons of rock, with reclamation continuing until 2008.

The requirements of these projects are dwarfed by those of projects that are in early construction. The Dubai Waterfront, the most extensive reclamation project in history, is expected to involve the movement of 1 billion tons of rock, according to Sultan bin Sulayim, the chairman of Nakheel, the company developing the project. The Palm Deira, the largest of the Palm Islands, will require 70 million tons, Abu Dhabi’s Al Raha beach development, which will reclaim 500 hectares of land behind 30km of marine walls, will require tens of millions of tons.

The surge in port development in the region, particularly the New Doha and Ras Laffan ports in Qatar and the Jebel Ali port expansion and Dubai Maritime City/Port Rashid complex in Dubai, are another major source of demand for bulk rock. Ports and other coastal projects require extensive breakwaters and quay walls, which are constructed almost entirely of bulk rock. A typical breakwater project will require over 650,000 tons of rock per kilometer of breakwater. It is no surprise, then, that port developments are major consumers of bulk rock. Qatar’s Ras Laffan LNG port is expected to consume 17 million tons of rock. Phase 3 alone of the Jebel Ali Port Expansion is expected to use 2.5 million cubic meters, or roughly 6.75 million tons. Qatar’s New Doha Port, which will be built on 500 hectares of entirely reclaimed land off the New Doha International Airport site, will require extensive breakwater construction and tens of millions of tons of rock, as will the major port and industrial zone development at Taweelah, between Abu Dhabi and Dubai.

The network of man-made islands and reclamation projects will be linked by extensive causeways, another major consumer of rock. A 40km causeway linking Bahrain and Qatar was granted final approval in August 2006, and a much longer plan to link the UAE with Qatar, potentially the world’s longest bridge, is awaiting final approval pending resolution of territorial issues with Saudi Arabia. These projects will require tens of millions of tons of rock armor.

It is projected that over two billion tons of bulk rock will be required to meet demand by the developers of the numerous islands, waterfront resorts and residential communities, ports, oil and gas terminals, causeways, bridges and other breakwaters over the next 10-15 years. Current demand, at roughly 60 million tons per year, is expected to increase rapidly through 2008, and then spike abruptly from 2008 to

2015, when Dubai Waterfront, Palm Deira, Al Raha, and other major consumers reach their peak consumption period. During this time, if these projects consume rock at anything like the rate established by smaller versions now under construction, total annual demand could easily exceed 250 million tons/year.

Supply

While demand for crushed-rock aggregate, armor rock, and other quarry products has escalated and seems set for a further escalation, production and transport capacity remains fragmented and dominated by small-scale producers with limited reliability and quality control. Due to constraints imposed by geology, quarrying of rock to serve the UAE, Qatar, Kuwait, and Bahrain is effectively limited to the Al Hajar al Gharbi Mountain range in the UAE (Emirates of Ras al Kaimah and Fujeirah) and Oman, which supplies the needs of this entire surging construction industry. Because of the high bulk and low value per ton of quarry products, importation from outside the immediate region is not practical. Of these supplies, most are sourced from Ras al Khaimah (RAK), which enjoys substantial location and transport advantages: quarry products enjoy relatively short transport to ports, where barges transport them to their ultimate destinations. Some quarry material produced in the Emirate of Fujeirah is also shipped through RAK ports.

A small number of top and medium-tier producers, notably Stevin Rock and Ras al Khaimah rock, yield around 83 million tons/year of combined aggregate and rock, with normal industry ratios suggesting that around 60 to 65 million tons of this is aggregate and the balance rock. The remaining local production comes from approximately 140 small operations, mainly scattered along the northern slopes of the Al Hajar al Gharbi mountains in Ras al Khaimah and Fujeirah. Interviews with numerous quarry managers and knowledgeable industry sources suggest that these small operators produce an average of slightly over 1 million tons/year of aggregates and around 200,000 tons of rock each. These figures suggest that all quarries in the UAE and major operators in Oman produce approximately 213 million tons of aggregate and 50 million tons of rock annually, with an estimated additional 13 million tons of aggregate and 20 million tons of rock imported from smaller operators in Oman.

These figures indicate that current supply is barely sufficient to meet the 2006 estimated demand of 203 million tons of aggregate and 60 million tons of rock. Field observation confirms that this is indeed the case. Armor rock in particular has become a seller’s market, with major consumers openly soliciting new relationships with producers and attempting to recruit new suppliers. Aggregate consumers, notably major ready-mix concrete suppliers, report having to resort to rounding up supplies of aggregate from numerous far-flung producers, while interviews with quarry operators yield a consensus that quarries can now sell every bit of aggregate that they can produce.

Current conditions indicate that increased demand to date has been met primarily by the uncoordinated addition of large numbers of small rock-crushing plants and by running existing crusher facilities to maximum capacity. Between 2003 and 2006 the total number of crushers operating in the UAE has grown from under 50 to approximately 140, adding capacity of around 90 million tons/year of aggregate and 22 million tons of rock. While there has been some capacity expansion in major quarries, few new large quarries have been developed, and those are nowhere near sufficient to keep up with the rate of increase in demand. The overwhelming majority of new supply has come from the addition of new small-scale crushing operations.

Demand for rock and aggregate is likely to increase at a 25% compounded annual growth rate. Demand for aggregate by 2010 is expected to be up to 125 million tons above today’s demand level; demand for rock could quadruple as major reclamation projects like the billion-ton Dubai Waterfront hit full stride. Increases of this level cannot be met simply by adding new small quarry operations.

A supply matrix dominated by small operators poses significant problems for the giant construction and reclamation contractors working on the region’s major projects. Project managers have to source material from hundreds of suppliers. Small operators are likely to use older machinery and to pay less attention to maintenance, resulting in frequent down time and inability to reliably meet supply commitments. Quality control is often weak, leading to rejection of shipments, which must then be replaced by shipments from other suppliers. As small producers multiply, the environmental and infrastructure issues inherent in quarrying are exacerbated. Many areas, especially Ras al Khaimah, are also trying to establish themselves as tourism and business destinations in their own right, plans that require them to maintain environmental standards. Small quarries that fail to meet these standards are likely to face suspension of their permission to operate or even closure, further exacerbating supply constraints.  Operators capable of reliably providing significant supplies of quarry materials that consistently meet or exceed quality standards will be preferred suppliers in this rapidly growing market, and will enjoy substantial pricing leverage and opportunities for long-term supply relationships with major contractors.

Power Track

WWA Group believes that this situation creates a market opportunity that Power Track is ideally positioned to exploit. By far the largest capital cost in establishing a quarry is the acquisition of heavy equipment and quarry plant. We are ideally positioned to acquire equipment at preferential cost and to dispose of equipment on advantageous terms if it is deemed desirable to close the venture, with the latter factor significantly mitigating the normal business risks. Our extensive network of contacts in the regional construction business has facilitated product marketing and made it easier to attract the qualified staff needed to maintain quality standards. We are actively exploring further investments in this sector, as our quarry venture is expected to produce profit by the end of 2007 and to generate net revenue in future years.

Patents, Trademarks, Licenses, Franchises,

Concessions, Royalty Agreements and Labor Contracts

We currently have no patents, trademarks, concessions, or labor contracts. However, we have franchise relationship with our joint venture partner in Australia, WWA Australia Pty. Ltd., whereby we license our name, customer database, and auction system software and hardware. We intend to increase the number of our franchising relationships in the future.

Government Regulation of Exploration and Production

Environment

WWA Group’s operations are currently subject to the general corporate laws and regulations of the United States, and the laws of the Jebel Ali Free Zone Authority (Dubai) relating to, among other things, the auction business, imports and exports of equipment, worker safety and the use, storage, discharge and disposal of environmentally sensitive materials. Opening of other facilities in other locations may subject us to a variety of national, federal, provincial, state and local laws, rules and regulations relating to, among other things, the auction business, imports and exports of equipment, worker safety and the use, storage, discharge and disposal of environmentally sensitive materials. The development or expansion of auction sites depends upon the receipt of required licenses, permits and other governmental authorizations. Further, we may be subject to various local zoning requirements with regard to the location of our auction sites, which may vary from location to location.

Under some of the laws regulating the use, storage, discharge and disposal of environmentally sensitive materials, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, such property, as well as related costs of investigation and property damage. Laws of this nature often impose liability without regard to whether the owner or lessee knew of, or was responsible for, the presence of hazardous or toxic substances.

State Sponsors of Terrorism

The United States State Department and the U.S. Treasury Department of Foreign Assets Control (“OFAC”) has identified Iran, Sudan and Syria as state sponsors of terrorism, and forbids the sale of good by U.S. persons or companies to these countries or to agents of the governments of these countries.

WWA Group does not sell equipment into Iran, Sudan or Syria. Our written policy, as specified in WWA Group’s Bidder’s Contract, is that we have no responsibility or duty to assist with the removal or transportation of any equipment purchased at any of our auctions.

On April 27, 2007 WWA Group received a cease and desist order from the OFAC requiring that WWA Group immediately cease and desist from selling goods or services, or facilitating sales to persons in Iran and Sudan. Due to the proximity of Iran and Sudan to our auction site and statistics on regional spending on used construction equipment, there is reason to believe that some percentage of the equipment sold at our auctions ultimately ended up in Iran or Sudan. Although we sell no equipment to Iran or Sudan it is possible that some equipment at our auctions is sold to entities that re-export to these countries, particularly to Iran. While we have neither any knowledge of nor any means to control such sales, the U.S. State Department or the OFAC could impose fines upon us based on this possibility and has caused WWA Group to restrict any sales to persons in Iran and Sudan. Any further action on the part of the OFAC could have a negative impact on our reputation and on shareholder value.

We believe that we are in compliance in all material respects with all laws, rules, regulations and requirements that affect our business. Further, we believe that compliance with such laws, rules, regulations and requirements does not impose a material impediment on our ability to conduct business.

Employees

WWA Group currently has 39 full time employees. Our management expects to continue to use consultants, attorneys, and accountants as necessary, to complement services rendered by our employees.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis and Results of Operations and other parts of this prospectus contain forward-looking statements that involve risks and uncertainties. Forward-looking statements can also be identified by words such as “anticipates,” “expects,” “believes,” “plans,” “predicts,” and similar terms. Forward-looking statements are not guarantees of future performance and our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include but are not limited to those discussed in the subsection entitled Forward-Looking Statements and Factors That May Affect Future Results and Financial Condition below. The following discussion should be read in conjunction with our financial statements and notes thereto included in this prospectus. Our fiscal year end is December 31.

Discussion and Analysis

WWA Group’s business strategy is to (i) increase cash flow from operations to generate net income to reduce payables and (ii) expand operations to new auction sites. We intend to focus on formalizing new joint venture relationships, management arrangements, new wholly owned facilities, and expanded auctions as the means by which to increase net cash flow. Our new auction site in Jebel Ali is larger and capable of holding more equipment than our former site, eliminating the restraint on growth which we have felt for the last two years.

Our business development strategy is prone to significant risks and uncertainties some of which can have an immediate impact on our efforts to increase positive net cash flow and deter future prospects for the expansion of our business.

Implementation of our growth model will include expanding our lower cost auction methods, such as on-line auctions, video auctions, and transportation equipment only auctions, all of which can be held on a more frequent basis than the larger equipment auctions. While smaller in size, these auctions will not interfere with or detract from WWA Group’s major equipment auctions, and the economies of scale at the Dubai facility are efficient for this purpose. We have also expanded high margin buyer and seller services, such as shipping and transport. Our ownership of a shipping company and control over a large volume of equipment being moved around the world by our regular consignors provide vertical integration opportunities that could combine auction services with the ability to meet shipping needs.

Our financial condition and results of operations depend primarily upon the volume of industrial equipment auctioned, the prices we obtain at auction for such equipment, and the commission rates we can attract from the consignor. Industrial equipment prices historically have been volatile and are likely to continue to be volatile in the future, and the commission rates in WWA Group’s primary market are subject to competition. This price volatility and commission rate pressure can immediately affect our available cash flow which can in turn impact the availability of net cash flow for future capital expenditures. Our future success will depend on our ability to increase the size of our auctions and to optimize commissions and prices realized at auction. Should we be unable to increase gross auction sales and obtain competitive pricing at auction then we can expect a reduction in revenue which may in turn affect the profitability of our business.

Results of Operations

During the period from January 1, 2007 through September 30, 2007, WWA Group conducted four un-reserved auctions for industrial equipment from our auction site located in Dubai (including an auction from September 8th through the 10th which generated a new record high in gross auction sales that represented an increase of almost 20% over our previous record results realized in June 2007), chartered a ship, bought and sold equipment for our own account, opened a new permanent auction site in Dubai, and completed a private placement of common stock. We expect that over the next twelve months we will continue to expand our business through larger auctions at established sites, open new jointly managed auction locations, and develop related business activities in transportation and investment in mining operations.

During the year from January 1, 2006 through December 31, 2006, we were engaged in the holding of un-reserved auctions for industrial equipment from our former auction site in Dubai.

For the nine months ended September 30, 2007, WWA Group realized an increase in net income over the comparative period in 2006 due to an increase in trading revenue, and revenue from our ship charter. WWA Group believes that the immediate key to our ability to operate profitably is to increase the number and the size of our auctions and gross margins from equipment trading activity.

For the fiscal years ended December 31, 2006 and 2005, WWA Group realized a net profit from operations as a result of increased commission revenue and trading profit as compared to the prior year. We also incurred an increase in general and administrative expenses over the comparative periods.

Quarters Ended September 30, 2007 and 2006

Years Ended December 31, 2006 and 2005

Revenue

Revenue for the three months ended September 30, 2007 was $5,690,087 as compared to revenue of $3,754,736 for the three months period ended September 30, 2006, an increase of 52%. Revenue for the nine months ended September 30, 2007 increased to $19,376,421 from $13,224,211 for the nine months period ended September 30, 2006, an increase of 47%. The increase in revenues over the nine month period can be primarily attributed to an increase in the sale of equipment which rose from $6,486,393 for the period ended September 30, 2006 to $12,837,527 for the period ended September 30, 2007, an increase of 98%. Revenue from commission and services during the nine month period ended September 30, 2007 however decreased marginally to $5,315,352 from $5,377,818 during the nine months period ended September 30, 2006.

Revenue for the year ended December 31, 2006 increased to $17,622,384 from $16,312,971 for the comparable period ended December 31, 2005, an increase of 8%. The increase in revenue was primarily the result of the acquisition and chartering of a cargo vessel. Revenues from the sale of owned equipment at auction in private sales fell from $9,900,031 in 2005 to $9,683,146 in 2006. This decline was offset by an increase in commission and service revenue from $6,412,940 in 2005 to $7,019,237 in 2006 and by ship chartering revenue of $920,000. In 2006 six major auctions were held, including one in Doha Qatar, compared to five in 2005. Additionally, one night auction was held in 2006 and 2005. Also 9 video and on-line auctions were held in 2006.

Our revenue from the ship charter business is fixed for 2007 at $1,800,000 per annum. However, we also plan to increase revenue and profit from our shipping subsidiary by generating commission from the charter party on cargoes introduced by us, in addition to the fixed charter revenue.

Gross Profit

Gross profit for the three months ended September 30, 2007 was $1,406,022 as compared to gross profit of $1,345,134 for the three months ended September 30, 2006, an increase of 5%. The increase in gross profit over the comparative periods can be primarily attributed to the increase in revenue associated with the commission and services and a higher trading margin. Gross margins from the sale of equipment have historically ranged from 2% to 8%, while gross margins from auction commission revenue have historically ranged from 40% to 60%.

Gross profit increased to $5,519,858 in 2006 from $4,272,735 in 2005, an increase of $1,247,123 or 29% due to ship charter revenues for which we have no costs of sales or direct costs of operations.

Gross profit on revenues from commissions and services increased to $4,292,066 in 2006 from $3,804,438 in 2005. As a percentage of revenues from commissions and services, gross profit increased to 61.1% in 2006 from 59.3% in 2005. This increase is mainly the result of negotiating better commission rates from our consignors. WWA Group expects direct costs to continue to rise with the number and size of auctions held in the future and we expect gross profit from commissions and services to remain high.

Gross profit on revenues from sales of equipment decreased from $468,297 in 2005 to $307,792 in 2006. This decline is a direct result of the decrease in gross volume of trading of owned equipment at auctions and in private sales. As noted, we do not seek to be a significant seller in the auctions we conduct. We purchase equipment for sale in order to assist customers, in order to resolve certain shipping difficulties, and if we perceive the purchase to be a good value for the cost. WWA Group believes that the amount of gross profit from sales of equipment will improve as more and larger auctions are held and our relationships grow. As a percentage of revenues from sales of equipment, our gross profit was 3.18% in 2006 as compared to 4.73% in 2005. The gross profit percentage may vary greatly from period to period depending on the equipment WWA Group determines to purchase. We will continue to seek to purchase equipment that we believe will sell for a gross profit.

Expenses

Expenses for the three months ended September 30, 2007 were $1,377,098 as compared to expenses of $1,175,369 for the three months ended September 30, 2006, an increase of 17%. The growth in expenses over the comparative periods can be attributed in part to increases in land rent expense, salaries, mailing costs and communication expenditures. The increase in expenses for the period was also a result of sales commission paid on sale of common stock, and increased ship repair expense. WWA Group expects that direct costs in combination with selling, general and administrative expenses may rise with the increase in the number and size of auctions to be held over the next three months. However, revenue growth is expected to outpace any increases in expenses.

Operating expenses for the twelve month period ended December 31, 2006 increased 29.0% to $4,630,545 from $3,586,393 for the comparable period ended December 31, 2005. WWA Group anticipates that general and administrative expenses will remain relatively constant during 2007, although there can be no assurance that our general and administrative and other operating expense will not increase in future periods.

Salaries and wages for the annual periods ended December 31, 2006 and December 31, 2005 were $1,478,125 and $1,187,022, respectively. Selling expenses for the annual periods ended December 31, 2006 and December 31, 2005 were $220,583 and $125,253, respectively. General and administrative expenses were $2,322,550 for 2006, an increase from $1,834,054 in 2005. General and administrative expenses increased in connection with the acquisition of the cargo vessel in 2006 as vessel expenses were consolidated with those of the equipment auction operation. Our yard and housing rent increased significantly in 2006 over 2005, and we also incurred higher maintenance costs with respect to the auction yard which was updated to our exacting standards.

Another factor for the increase in the general and administrative expenses was the option expense we recorded for the value of options granted to consultants. In April 2006 WWA Group adopted The 2006 Benefit Plan of WWA Group, Inc. (the “2006 Benefit Plan”), which approved the registration of 2,500,000 shares of the common stock to be available for issuance under the 2006 Benefit Plan. WWA Group has granted 1,250,000 options to purchase shares of common stock registered under the 2006 Benefit Plan at $0.50 a share for a term of twelve months to three independent consultants for services rendered. During the three and nine month periods ended September 30, 2007 WWA Group recorded an option expense of $317,264 on applying the Black-Scholes option valuation model.

Major components of general and administrative expenses by year are:

2006	2005
Professional fees	$305,265	$113,678
Rent or lease expense	$449,963	$259,173
Travel and entertainment	$315,787	$355,626
Representation expense	$99,800	$209,213
Insurance expense	$104,075	$86,357
Bad debt expense	$-	$100,000
Maintenance expense	$241,689	$126,060
Option expense	$175,175	$-

Management has worked to control administrative expenses by maintaining constant staffing levels and facilities while increasing revenues. We intend to expand our physical facilities in late 2007 by building a new modern auction yard and offices. However we expect to keep employment at present levels.

Depreciation and amortization expenses for the three months ended September 30, 2007 and September 30, 2006 were $199,636 and $198,539 respectively. Depreciation and amortization expenses are expected to continue to increase as WWA Group acquires additional assets. The anticipated construction of our new physical facility in late 2007 will add to our future depreciation expense.

Depreciation and amortization expenses for the annual periods ended December 31, 2006, and December 31, 2005 were $609,287 and $440,064, respectively.

Net Income

Net loss for the three months ended September 30, 2007 was $82,847 as compared to net income of $178,148 for the three months period ended September 2006 .The transition to a net loss in the current quarterly period as compared to net income in the prior quarterly period is mainly attributable to decrease in revenue from ship charter, in addition to the interest and rental expenses. WWA Group expects to return to net income over the next three months, with an increase in revenue from an expanded auction schedule.

Net income for the nine months ended September 30, 2007 decreased to $752,542 from $1,051,962 for the nine months ended September 30, 2006, a decrease of 28%, mainly attributable to the increase in land rent, decrease in ship charter revenue of $141,458 and a share issue expense of $75,005. WWA Group anticipates net income growth over the next three months, based on our current accelerated auction schedule and increasing trading activity.

Net income for the twelve month period ended December 31, 2006 increased to $1,179,911 from $1,128,283 for the comparable period ended December 31, 2005, an increase of 5%. The increase was mainly attributable to an increase in ship charter income. Interest income declined from $631,353 in 2005 to $423,972 in 2006 because a significant portion of the notes receivable were collected and the proceeds were used to purchase the cargo vessel. We are exploring additional equipment financing opportunities as a source of revenue. Our ability to provide equipment financing is dependent upon the availability of cash in excess of amounts needed to fund auction operations.

WWA Group projects an increase in net income for 2007 based on more equipment auctions, higher percentage commission and service fees. Income from the recently acquired unconsolidated subsidiary is also expected to contribute to other income in 2007. Additional higher margin on-line auctions and services should also contribute to higher profit margins. However, there can be no assurance that we will be successful in achieving any of the additional sources of revenues or achieve higher profits in 2007.

Capital Expenditures

WWA Group has had no capital expenditures since inception.

Income Tax Expense (Benefit)

The Jebel Ali Free Zone is an income tax free zone. Therefore, the profits of WWA Group are not taxable in Dubai. WWA Group has determined that undistributed earnings from Dubai will be reinvested in the business indefinitely and that such earnings will not be distributed to our majority shareholder, Asia8, Inc., a Nevada corporation. Therefore, in accordance with APB Opinion No. 23, Accounting for Income Taxes - Special Areas, no income tax provision has been recorded for the undistributed earnings. If, in the future, WWA Group distributes such earnings to Asia8, Inc, the earnings will be taxable at the applicable U.S. tax rates.

Impact of Inflation

WWA Group has been subject to a substantial increase in yard and staff housing rent expenses in the last 2 years, which is a result of a tremendous demand for housing and land within the UAE’s Free Zone. However, the general market is settling down, and we have agreements in place to stabilize these costs in the future. Therefore, we believe that we can offset future inflationary increases in operating costs by increasing revenue and improving operating efficiencies.

Liquidity and Capital Resources

Cash flow provided by operating activities was $4,255,028 for the nine months ended September 30, 2007 as compared to cash flow used in operating activities for nine months ended September 30, 2006 of $183,741.The transition to cash flows provided by operating activities in the nine months ended September 30, 2007, is primarily attributable to a significant increase in auction proceeds payable and accounts payable. Anticipated increases in revenues and decreases in accounts receivable are expected to provide more cash flow from operations in future periods.

Cash used in operating activities for the twelve month period ended December 31, 2006 was $993,183 as compared to $1,278,731 provided by operating activities for the comparable period ended December 31, 2005. The decrease in cash provided by operating activities over the comparative period is primarily attributed to a decrease in auction proceeds payable and an increase in inventory. WWA Group used $391,266 of cash to pay down these obligations and invested $1,573,909 in inventory. We were able to make these payments because of our increased net income and a reduction in accounts receivable of $1,397,749. Increased revenue and stable general and administrative expenses are expected to generate increases in cash from operations in 2007.

Cash flows used in investing activities for the nine months ended September 30, 2007 were $4,080,928 as compared to cash flow used in investing activities of $1,209,782 for the nine months ended September 30, 2006. Cash flow used in investing activities in the nine months ended September 30, 2007 was primarily comprised of an increase in notes receivable of $2,306,343 from advances to trading partners and to the acquisition of additional property and equipment of $1,839,277, offset by cash flow provided from the sale of equipment totalling $64,692.

Cash used in investing activities for the twelve month period ended December 31, 2006 was $2,516,600 as compared to $1,799,899 for the year ended December 31, 2005. The investment activities in 2006 were comprised of $3,641,266 in property and equipment purchases and an investment in an unconsolidated subsidiary of $1,500,000. $3,250,000 of additional property and equipment was acquired by exchanging a note receivable for a cargo vessel. The unconsolidated subsidiary is a stone quarry in the UAE which is expected to generate cash flow to us in the coming year. We collected a net of $890,334 from notes receivable in 2006 compared to lending $1,114,992 in 2005.

Cash flows provided by financing activities were $4,224,181 for the nine months ended September 30, 2007 as compared to cash flow used in financing activities of $1,537,633 for the nine months ended September 30, 2006. Cash flows provided by financing activities in the nine months ended September 30, 2007 consisted primarily of proceeds of $949,729 from issuances of common stock, proceeds of $1,812,117 from long term loans and working capital bank financing of $1,462,335.

Net cash used in financing activities was $2,398,605 for the year ended December 31, 2006 as compared to cash provided of $4,425,573 for the year ended December 31, 2005. The cash used in 2006 and provided in 2005 relates to bank lines of credit of which $2,600,418 was repaid in 2006 and $4,268,651 was borrowed in 2005. We also borrowed $264,529 in long-term debt in 2005. In 2006 we received $350,000 upon the exercise of stock options granted to a consultant. We received no funds from the sale of our stock in 2005. We had a working capital deficit of $1,506,246 as of December 31, 2006 because of an investment of $1,500,000 in an unconsolidated subsidiary in December of that year. We funded our cash needs in 2006 with net profits and bank lines of credit.

The board of directors, at its own discretion, may issue stock or grant options under the 2006 Benefit Plan to employees and other individuals, including consultants or advisors, who render services to WWA Group or our subsidiaries, provided that the services rendered are not in connection with the offer or sale of securities in a capital-raising transaction. Since April 2006 through September 30, 2007, a total of 1,250,000 share options were granted to various consultants at an average price per share of $0.50, of which all options have been exercised.

On September 28, 2007 WWA Group concluded broker assisted Regulation D and Regulation S private placements of 1,153,927 units at $0.65 per unit, each unit comprised of one (1) share and one half (½) purchase warrant that enables the holder to purchase an additional share in exchange for two half warrants at a purchase price of $1.00 per share for a period of two years subsequent to the effective date of this resolution. As a result of the issuance of 1,153,927 restricted shares of common stock valued at $0.65 a share in addition to delivering 576,973 share purchase warrants, WWA has generated an additional capital of $750,053 in cash. The cost of this private placement was $75,005 in cash commission and issuance of 57,192 commission shares.

WWA Group has a working capital surplus of $255,057 as of September 30, 2007, compared to a working capital deficit of $1,506,247 as of December 31, 2006.

On September 30, 2007 WWA Group had auction proceeds payable of approximately $11.97 million, and accounts payable of approximately $3.7 million. WWA Group had $7,023,851 in cash and $3,791,669 in accounts receivable as at September 30, 2007. WWA Group believes that it has sufficient current assets and operational cash flow to meet its obligations. WWA Group has funded its cash needs from inception through operations, increasing its payables, and a series of debt transactions. WWA Group can provide no assurance that it will be able to obtain additional financing, if needed, to meet its current obligations. If WWA Group is unable to increase its cash flows from operating activities or obtain additional financing, it may be required to delay payment of accounts payable or auction proceeds payable, which could negatively impact WWA Group’s ability to attract and retain consignors for future auctions.

WWA Group acquired a new yard facility during the quarter ending June 30, 2007 comprised of 23-acres from which approximately 15,000 square meters has been allocated for permanent office premises.

WWA Group has no current plans to make any significant changes in the number of employees.

Since earnings will be reinvested in operations, WWA Group does not expect to pay cash dividends in the foreseeable future.

WWA Group has no defined benefit plan or contractual commitment with any of its officers or directors.

Off Balance Sheet Arrangements

As of September 30, 2007, WWA Group has no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources that is material to stockholders.

Forward Looking Statements and Factors That May Affect Future Results and Financial Condition

The statements contained in the section titled Management’s Discussion and Analysis, with the exception of historical facts, are forward looking statements within the meaning of Section 27A of the Securities Act. A safe-harbor provision may not be applicable to the forward looking statements made in this prospectus because of certain exclusions under Section 27A (b). Forward looking statements reflect our current expectations and beliefs regarding our future results of operations, performance, and achievements. These statements are subject to risks and uncertainties and are based upon assumptions and beliefs that may or may not materialize. These statements include, but are not limited to, statements concerning:

•	uncertainties related to growth in the construction market and the need for transportation and industrial equipment;
•	our ability to continue increasing sales and profit margins on our auctions;
•	our ability to raise additional capital to fund cash requirements for future operations;
•	the volatility of the stock market; and
•	general economic conditions.

We wish to caution readers that WWA Group’s operating results are subject to various risks and uncertainties that could cause our actual results to differ materially from those discussed or anticipated in this report. We also wish to advise readers not to place any undue reliance on the forward looking statements contained in this prospectus, which reflect our beliefs and expectations only as of the date of this filing. We assume no obligation to update or revise these forward looking statements to reflect new events or circumstances or any changes in our beliefs or expectations, other than is required by law.

Critical Accounting Policies

In Note 2 to the audited consolidated financial statements for the years ended December 31, 2006 and 2005 filed on Form 10-KSB with the Securities and Exchange Commission, WWA Group discusses those accounting policies that are considered to be significant in determining the results of operations and our financial position. WWA Group believes that the accounting principles utilized by us conform to accounting principles generally accepted in the United States of America.

The preparation of financial statements requires management to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. By their nature, these judgments are subject to an inherent degree of uncertainty. On an on-going basis, WWA Group evaluates these estimates, including those related to bad debts, inventories, intangible assets, warranty obligations, product liability, revenue, and income taxes. We base our estimates on historical experience and other facts and circumstances that are believed to be reasonable, and the results form the basis for making judgments about the carrying value of assets and liabilities. Our actual results may differ from these estimates under different assumptions or conditions.

With respect to revenue recognition, WWA Group applies the following critical accounting policies in the preparation of our financial statements

Revenue Recognition

Auction Revenues earned in WWA Group’s capacity as agent for consignors of equipment are comprised mainly of auction commissions in the form of flat selling fees or fixed or sliding percentages of the gross auction sale price of any consigned equipment. The majority of auction commissions are earned as a fixed rate of the gross selling price. Auction Revenues also include any preparation, shipping, clearing, transport and handling charges and fees applicable to certain items of consigned equipment; incidental interest income; buyers’ commission applicable on certain sales of items. All revenue is recognized when the auction sale is complete and we have determined that the auction proceeds are collectible.

Trading Revenues are defined as gross proceeds on sales of our owned or underwritten inventory sold at auction or privately. All costs of goods sold are accounted for under direct costs. Trading Revenues can be earned and direct costs can be incurred when we guarantee a certain net level of proceeds to a consignor. This type of revenue includes a percentage of proceeds in excess of the guaranteed amount. If actual auction proceeds are less than the guaranteed amount, we can incur a net loss on the sale. Therefore, sales of equipment on guaranteed contracts are to be treated the same as inventory for accounting purposes. Our exposure from these guaranteed contracts can vary over each guaranteed contract. Losses, if any, resulting from guaranteed contracts are recorded in the period in which the relevant auction is held.

Ship Chartering Revenues are contractual in nature and similar to a lease. WWA Group charters our cargo vessel to a freight forwarding company on a flat daily fee until the end of 2009. The shipping company is responsible for all of the fuel costs and cargo related costs, and the risks of receipt and delivery of the cargo. We recognize our ship charter revenues ratably over the term of the charter contract.

Stock-Based Compensation

On January 1, 2006, we adopted SFAS No. 123 (revised 2004) (SFAS No. 123R), Share-Based Payment, which addresses the accounting for stock-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. In January 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 107, which provides supplemental implementation guidance for SFAS No. 123R. SFAS No. 123R eliminates the ability to account for stock-based compensation transactions using the intrinsic value method under Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and instead generally requires that such transactions be accounted for using a fair-value-based method. We use the Black-Scholes-Merton (“BSM”) option-pricing model to determine the fair-value of stock-based awards under SFAS No. 123R, consistent with that used for pro forma disclosures under SFAS No. 123, Accounting for Stock-Based Compensation. We have elected the modified prospective transition method as permitted by SFAS No. 123R and accordingly prior periods have not been restated to reflect the impact of SFAS No. 123R. The modified prospective transition method requires that stock-based compensation expense be recorded for all new and unvested stock options, restricted stock, restricted stock units, and employee stock purchase plan shares that are ultimately expected to vest as the requisite service is rendered beginning on January 1, 2006, the first day of our fiscal year 2006. Stock-based compensation expense for awards granted prior to January 1, 2006 is based on the grant date fair-value as determined under the pro forma provisions of SFAS No. 123.

Prior to the adoption of SFAS No. 123R, we measured compensation expense for our employee stock-based compensation plans using the intrinsic value method prescribed by APB Opinion No. 25. We applied the disclosure provisions of SFAS No. 123 as amended by SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, as if the fair-value-based method had been applied in measuring compensation expense. Under APB Opinion No. 25, when the exercise price of WWA Group’s employee stock options was equal to the market price of the underlying stock on the date of the grant, no compensation expense was recognized.

We account for equity instruments issued in exchange for the receipt of goods or services from other than employees in accordance with SFAS No. 123 and the conclusions reached by the Emerging Issues Task Force (“EITF”) in Issue No. 96-18. Costs are measured at the estimated fair market value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably measurable. The value of equity instruments issued for consideration other than employee services is determined on the earliest of a performance commitment or completion of performance by the provider of goods or services as defined by EITF 96-18.

Recent Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140", to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", to permit fair value re-measurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, "Accounting for the Impairment or Disposal of Long-Lived Assets", to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006, with earlier application allowed. The adoption of this statement is not expected to have a material effect on our future reported financial position or results of operations.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. SFAS No. 156 is effective for an entity's first fiscal year beginning after September 15, 2006. The adoption of this statement is not expected to have a material effect on our future reported financial position or results of operations.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. Under FIN 48, the tax effects of a position should be recognized only if it is “more-likely-than-not” to be sustained based solely on its technical merits as of the reporting date. FIN 48 also requires significant new annual disclosures in the notes to the financial statements. The effect of adjustments at adoption should be recorded directly to beginning retained earnings in the period of adoption and reported as a change in accounting principle. Retroactive application is prohibited under FIN 48. We are required to adopt FIN 48 at the beginning of fiscal 2008. Management is currently evaluating the impact of FIN 48 on the financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. The objective of SFAS 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to have a material effect on our future reported financial position or results of operations.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This statement requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The provisions of SFAS No. 158 are effective for employers with publicly traded equity securities as of the end of the fiscal year ending after December 15, 2006. The adoption of this statement is not expected to have a material effect on our future reported financial position or results of operations.

In September 2006, the Commission issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. SAB No. 108 is effective for periods ending after November 15, 2006. We are currently evaluating the impact of adopting SAB No. 108 but we do not expect that it will have a material effect on our financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This Statement permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are currently assessing the impact of SFAS No. 159 on our financial position and results of operations.

DESCRIPTION OF PROPERTY

We currently maintain our offices at 2465 West 12th Street, Suite 2, Tempe, Arizona 85281. The office space is comprised of 2,500 square feet for which WWA Group pays $1,600 on a month to month basis. We also maintain a permanent auction site in the Jebel Ali Free Zone, Dubai, United Arab Emirates, on a 23-acre lot for which we pay $510,000 on an annual basis. We have been granted a 20-year lease for the use of this property by the Jebel Ali Free Zone Authority. We have allocated one quarter of the lot for permanent office premises.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None of our directors or executive officers, nor any proposed nominee for election as a director, nor any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to all of our outstanding shares, nor any members of the immediate family (including spouse, parents, children, siblings, and in-laws) of any of the foregoing persons has any material interest, direct or indirect, in any transaction since the beginning of our last fiscal year or in any presently proposed transaction which, in either case, has or will materially affect us.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

WWA Group’s common stock is quoted on the Over the Counter Bulletin Board, a service maintained by the National Association of Securities Dealer, Inc., under the symbol “WWAG”. Trading in the common stock over-the-counter market has been limited and sporadic and the quotations set forth below are not necessarily indicative of actual market conditions. These prices reflect inter-dealer prices without retail mark-up, mark-down, or commission, and may not necessarily reflect actual transactions. The high and low bid prices for the common stock for each of the quarters listed below are as follows:

Year	Quarter Ended	High	Low
2007	September 30	$0.95	$0.60
	June 30	$1.00	$0.70
	March 31	$1.12	$0.65
2006	December 31	$0.99	$0.60
	September 30	$0.85	$0.55
	June 30	$1.20	$0.50
	March 31	$0.93	$0.40
2005	December 31	$0.60	$0.31
	September 30	$1.00	$0.47
	June 30	$1.10	$0.65
	March 31	$1.01	$0.71

Dividends

WWA Group has not declared any cash dividends since inception and does not anticipate paying any dividends in the foreseeable future. The payment of dividends is within the discretion of the board of directors and will depend on our earnings, capital requirements, financial condition, and other relevant factors. There are no restrictions that currently limit our ability to pay dividends on our common stock other than those generally imposed by applicable state law.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The objective of WWA Group’s compensation program is to provide compensation for services rendered by our executive officers. Salaries paid are designed to retain the services of our executive officers. Salary is currently the only type of compensation used in our executive compensation program. We use this form of compensation because we feel that it is adequate to retain and motivate our executive officers. Although we did adopt The 2006 Benefit Plan of WWA Group, Inc. in April of 2006, no stock compensation in any form has been granted to executive officers or employees.

The amounts we deem appropriate to compensate our executive officers are determined in accordance with market forces; we have no specific formula to determine compensatory amounts at this time. While we have deemed that our current compensatory program and the decisions regarding compensation are easy to administer and are appropriately suited for our objectives, we may expand our compensation program to future employees to include options and other equity compensatory elements.

Table

The following table provides summary information for 2006 concerning cash and non-cash compensation paid or accrued by WWA Group to or on behalf of (i) the chief executive officer and the chief financial officer and (ii) any other employee to receive compensation in excess of $100,000.

Summary Compensation Table
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation ($)	All Other Compensation ($)	Total ($)
Eric Montandon, CEO	2006	72,000	-	-	-	-	-	-	72,000
Digamber Naswa, CFO	2006	65,520	-	-	-	-	-	-	65,520

WWA Group has no “Grants of Plan-Based Awards”, “Outstanding Equity Awards at Fiscal Year-End”, “Option Exercises and Stock Vested”, “Pension Benefits”, or “Nonqualified Deferred Compensation” to employees to report. Nor does WWA Group have any “Post Employment Payments” to report.

Directors currently are not reimbursed for out-of-pocket costs incurred in attending meetings and no director receives any compensation for services rendered as a director. We do not anticipate adopting a provision for compensating directors in the foreseeable future.

FINANCIAL STATEMENTS

WWA Group’s unaudited, consolidated financial statements for the three and nine month periods ended September 30, 2007 and 2006 are attached hereto as pages F-1 through F-7 and our audited, consolidated financial statements for the periods ended December 31, 2006 and 2005 are attached hereto as pages F-8 through F-28.

WWA GROUP, INC. AND SUBSIDIARIES

9 months Ended September 30, 2007 and 2006

INDEX

Page

Consolidated Balance Sheets	F-2

Consolidated Statements of Income	F-3

Consolidated Statements of Cash Flows	F-4

Notes to Consolidated Financial Statements	F-5

WWA GROUP, INC.

Consolidated Balance Sheets

	Unaudited	Audited
Assets	September 30, 2007	December 31, 2006
Current assets:
Cash	$ 7,023,851	$ 2,625,570
Marketable securities	10,500	10,500
Receivables, net	3,791,669	2,388,091
Inventories	4,032,678	2,158,294
Prepaid expenses	634,803	156,404
Deposit on purchase	658,243	125,902
Notes receivable	3,497,580	1,191,237
Other current assets	636,761	319,603

Total current assets	20,286,085	8,975,600

Property and equipment, net	4,876,835	4,274,616
New Leasehold Improvement-CWIP	651,550	0
Investments in related party entity	62,500	62,500
Investment in unconsolidated entity	1,500,000	1,500,000

	$ 27,376,971	$ 14,812,717

Liabilities and Stockholders' Equity

Current liabilities:
Auction proceeds payable	$ 11,967,171	$ 6,904,235
Accounts payable	3,683,716	1,505,459
Accrued expenses	409,256	280,580
Line of credit	3,130,569	1,668,233
Current maturities of long-term debt	840,316	123,339

Total current liabilities	20,031,028	10,481,847

Long-term debt	1,184,552	89,412

Total liabilities	21,215,580	10,571,259

Commitments and contingencies	0	0

Stockholders' equity:
Common stock, $0.001 par value, 50,000,000
shares authorized; 18,431,922 and 16,670,803
shares issued and outstanding, respectively	18,432	16,671
Additional paid-in capital	2,703,629	1,537,998
Retained earnings	3,439,331	2,686,790

Total stockholders' equity:	6,161,392	4,241,459
	$ 27,376,971	$ 14,812,717

See accompanying condensed notes to consolidated reviewed financial statements.

WWA GROUP, INC.

Consolidated Statements of Income

	Three months ended Sept. 30		Nine months ended Sept. 30
	Unaudited 2007	Unaudited 2006	Unaudited 2007	Unaudited 2006

Revenues from commissions and services	$ 1,558,061	$ 1,522,389	$ 5,315,352	$ 5,377,818
Revenues from sales of equipment	3,813,483	1,772,347	12,837,527	6,486,393
Revenues from ship charter	318,542	460,000	1,223,542	1,360,000

Total revenues	5,690,087	3,754,736	19,376,421	13,224,211

Direct costs - commissions and services	761,507	659,812	2,331,236	2,175,763
Direct costs - sales of equipment	3,522,558	1,749,790	1,1750,600	6,325,587

Gross profit	1,406,022	1,345,134	5,294,585	4,722,861
Operating expenses:
General, selling and administrative expenses	708,243	499,684	2,297,052	1,901,238
Salaries and wages	422,197	397,744	1,294,021	1,149,884
Selling expenses	47,021	79,403	184,416	163,895
Depreciation and amortization expense	199,636	198,539	529,233	513,948

Total operating expenses	1,377,098	1,175,369	4,304,722	3,728,965

Income from operations	28,925	169,765	989,862	993,896
Other income (expense):
Interest expense	(166,544)	(27,621)	(364,003)	(133,990)
Interest income	30,421	11,072	72,502	72,218
Other income	24,351	24,933	54,181	119,838

Total other income(expense)	(111,772)	8,384	(237,321)	58,066

Income before income taxes	(82,847)	178,148	752,542	1,051,962
Provision for income taxes	-	-	-	-

Net income	$ (82,847)	$ 178,148	$ 752,542	$ 1,051,962

Basic and diluted earnings per common share	$ 0.00	$ 0.01	$ 0.04	$ 0.06

Weighted average shares - basic and diluted	17,258,431	16,670,803	17,130,736	16,259,038

See accompanying condensed notes to consolidated reviewed financial statements.

WWA GROUP, INC.

Consolidated Statements of Cash Flow

	Nine months ended Sept. 30
	2007 unaudited	2006 unaudited
Cash flows from operating activities:
Net income	$752,542	$1,051,963
Adjustments to reconcile net income to net cash
provided by operating activities
Depreciation and amortization	529,233	438,948
(Gain)Loss on disposition of Assets	(8,417)	82,759
Fair Value of options granted	142,339	146,637
Share Issue Expenses	75,324	0
Loss On Consolidated Entity	0	(5,735)
(Gain) Loss On Securities	0	250,000
Changes in operating Assets and Liabilities:
Decrease (increase) in:
Accounts receivable	(1,403,578)	8,193
Inventories	(1,874,385)	(1,413,563)
Prepaid expenses	(478,399)	(189,539)
Other current assets	(317,158)	(117,360)
Other assets	(532,341)	(767,895)
Increase (decrease) in:
Auction proceeds payable	5,062,935	386,849
Accounts payable	2,178,256	(216,507)
Accrued liabilities	128,676	161,509
Net cash provided by (used in)operating activities	4,255,028	(183,741)
Cash flows from investing activities:
Purchase of property and equipment	(1,839,277)	(3,780,015)
Proceeds from sale of Fixed Assets	64,692	0
(Increase) Decrease in note receivable	(2,306,343)	2,570,233

Net cash provided by (used in) investing activities	(4,080,928)	(1,209,782)
Cash flows from financing activities:
Increase (Decrease) in line of Credit	1,462,335	(1,769,903)
Payments/Proceeds of long-term debt	1,812,117	(117,730)
Proceeds from issuance of common stock	949,729	350,000
Net cash provided by (used in)financing activities	4,224,181	(1,537,633)
Net Increase (decrease) in cash and cash equivalents	4,398,281	(2,931,156)
Cash and cash equivalents at beginning of year	2,625,570	8,539,958
Cash and cash equivalents at end of period	$7,023,851	$5,608,802

See accompanying condensed notes to consolidated reviewed financial statements.

WWA GROUP, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007

Note 1 – Organization and Basis of Presentation

WWA Group, Inc., (the “Company”), through a subsidiary, operates in Jebel Ali, Dubai, United Arab Emirates under a trade license from the Jebel Ali Free Zone Authority. The Company’s operations primarily consist of the auctioning of used and new heavy construction equipment, transportation equipment and marine equipment, the majority of which is on a consignment basis.

WWA Group, Inc. includes the accounts of WWA Group, Inc. and its wholly owned subsidiary World Wide Auctioneers, Ltd. (“WWA”), a company incorporated in the territory of the British Virgin Islands on March 20, 2000, which operates in Dubai, U.A.E.

On August 8, 2003, the Company and WWA executed a stock exchange agreement, whereby the Company agreed to acquire 100% of the issued and outstanding shares of WWA, in exchange for 13,887,447 shares of the Company’s common stock. Because the owners of WWA became the principal shareholders of the Company through the merger, WWA is considered the acquirer for accounting purposes and this merger is accounted for as a reverse acquisition or recapitalization of WWA. Subsequent to the merger, the Company changed its name to “WWA Group, Inc.”

The accompanying unaudited financial statements have been prepared by management in accordance with the instructions in Form 10-QSB and, therefore, do not include all information and footnotes required by generally accepted accounting principles and should, therefore, be read in conjunction with the Company’s Form 10-KSB for the year ended December 31, 2006. These statements do include all normal recurring adjustments which the Company believes necessary for a fair presentation of the statements. The interim operations are not necessarily indicative of the results to be expected for the full year ended December 31, 2007.

Note 2 – Summary of Significant Accounting Policies

Net Earnings Per Common Share - The computation of basic earnings per common share is based on the weighted average number of shares outstanding during each period. The computation of diluted earnings per common share is based on the weighted average number of shares outstanding during the period, plus the common stock equivalents that would arise from the exercise of stock options and warrants outstanding, using the treasury stock method and the average market price per share during the period. There are no common stock equivalents at September 30, 2007.

Revenue Recognition - Revenues from commissions and services consist of revenues earned in the Company’s capacity as agent for consignors of equipment, incidental interest income, internet and proxy purchase fees, and handling fees on the sale of certain lots. All commission revenue is recognized when the auction sale is complete and the Company has determined that the auction proceeds are collectible.

Revenue from shipping operations is originated from chartering of vessel MV Iron Butterfly on a long term charter at a daily rate agreed upon.

WWA GROUP, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007

Note 2 – Summary of Significant Accounting Policies - (continued)

Revenues from sales of equipment originate from the auctioned and private sale of equipment inventory owned by the Company. The Company recognizes the revenue from such sales when the sale has been invoiced, and collectability is reasonably assured. All costs of goods sold are accounted for under direct costs.

Stock-Based Compensation

Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123(R), “Share-Based Payment”, which establishes accounting for equity instruments exchanged for employee services. Under the provisions of SFAS 123(R), stock-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the employees’ requisite service period (generally the vesting period of the equity grant). Before January 1, 2006, the Company accounted for stock-based compensation to employees in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and complied with the disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation”.  The Company adopted FAS 123(R) using the modified prospective method, which requires the Company to record compensation expense over the vesting period for all awards granted after the date of adoption, and for the unvested portion of previously granted awards that remain outstanding at the date of adoption.  Accordingly, financial statements for the periods prior to January 1, 2006 have not been restated to reflect the fair value method of expensing share-based compensation.  Adoption of SFAS No. 123(R) does not change the way the Company accounts for share-based payments to non-employees, with guidance provided by SFAS 123 (as originally issued) and Emerging Issues Task Force Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”.

In April 2006 the Company adopted The 2006 Benefit Plan of WWA Group, Inc. (the “Plan”), considered by the board of directors in December 2005, which approved the registration of 2,500,000 shares of the common stock to be available for issuance under the Plan.Since April 2006 through September 30, 2007, a total of 1,250,000 share options were granted to various consultants at an average price per share of $0.50 of which 1,250,000 have been exercised. During the three and nine month periods ended September 30, 2007 the Company recorded an option expense of $317,264 on applying the Black-Scholes option valuation model and completing the required chart information.

Note 3 – Notes Receivable

Notes receivable amounted to $3,497,580 as on September 30, 2007 due to the Company from its trading partners. Amounts in this category are due from regular consignors and sellers, its Australian auction partner and a UAE based mining and crushing company in which WWA Group owns an equity interest.

WWA GROUP, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007

Note 4 – Income Taxes

WWA operates in the Jebel Ali Free Zone of Dubai, which is an income tax free zone. Therefore, the profits of WWA are not taxable in Dubai. During the fourth quarter of 2004, the Company determined that undistributed earnings from Dubai will be reinvested in the business indefinitely and that such earnings will not be distributed to the Company. Therefore, in accordance with APB Opinion No. 23, Accounting for Income Taxes - Special Areas, no income tax provision has been recorded for the undistributed earnings.

Note 5 - Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts. Accordingly, actual results could differ from those estimates.

Note 6 – Risks Related to Our Business and Stock

Due to the proximity of Iran, Sudan and Syria to our auction site, sales records and statistics on regional spending on used construction equipment, there is reason to believe that some percentage of the equipment sold at our auctions ultimately ends up in Iran, Sudan or Syria. The U.S. State Department or OFAC could impose fines upon us or cause us to restrict certain of our sales based on this possibility. Any such action could have a negative impact on our reputation which might decrease shareholder value.

WWA GROUP, INC. AND SUBSIDIARIES

Years Ended December 31, 2006 and 2005

INDEX

Page

Report of Independent Registered Public Accounting Firms	F-9

Consolidated Balance Sheets	F-10

Consolidated Statements of Income	F-11

Consolidated Statements of Stockholders’ Equity	F-12

Consolidated Statements of Cash Flows	F-13

Notes to Consolidated Financial Statements	F-14

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

Board of Directors

Tempe, Arizona

We have audited the accompanying consolidated balance sheets of WWA Group, Inc. and Subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of WWA Group, Inc. and Subsidiaries as of December 31, 2006 and 2005, and the results of its operations, stockholders’ equity and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Williams & Webster, P.S.

Williams & Webster, P.S.

Certified Public Accountants

Spokane, Washington

February 22, 2007

WWA GROUP, INC. AND SUBSIDIARIES
Consolidated Balance Sheets

December 31,

ASSETS	2006	2005

Current Assets
Cash	$ 2,625,570	$ 8,539,958
Marketable securities	10,500	10,500
Accounts receivable, net	2,388,091	3,785,841
Inventories	2,158,294	584,385
Prepaid expenses	156,404	67,505
Deposit on purchases	125,902	232,105
Notes and advances receivable	1,191,237	3,550,903
Other current assets	319,603	143,769

Total Current Assets	8,975,601	16,914,966

Property and equipment, net	4,274,616	1,288,466
Investment in unconsolidated entities	1,500,000	250,000
Investment in related party entity	62,500	62,500

TOTAL ASSETS	$ 14,812,717	$ 18,515,932

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Auction proceeds payable	$ 6,904,236	$ 9,907,821
Accounts payable	1,505,459	1,288,569
Accrued expenses	280,580	153,581
Lines of credit	1,668,233	4,268,651
Current maturities of long-term debt	123,339	178,674

Total Current Liabilities	10,481,847	15,797,296

Long-term debt, net of current portion	89,412	182,264

Total Liabilities	10,571,259	15,979,560

Commitments and Contingencies	-	-

Stockholders' Equity
Common stock, $.001 par value, 50,000,000 shares
authorized; 16,670,803 and 15,970,803 shares
issued and outstanding, respectively	16,671	15,971
Additional paid-in capital	1,537,998	1,013,523
Retained earnings	2,686,789	1,506,878

Total Stockholders' Equity	4,241,458	2,536,372

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 14,812,717	$ 18,515,932

The accompanying notes are an integral part of these consolidated financial statements.

WWA GROUP, INC. AND SUBSIDIARIES
Consolidated Statements of Income

Years Ended December 31,
	2006	2005

Revenues from commissions and services	$ 7,019,237	$ 6,412,940
Revenues from sales of equipment	9,683,146	9,900,031
Revenues from ship charter	920,000	-

Total revenues	17,622,383	16,312,971

Direct costs - commissions and services	2,727,171	2,608,502
Direct costs - sales of equipment	9,375,354	9,431,734

Gross profit	5,519,858	4,272,735

Operating Expenses
General and administrative expenses	2,322,550	1,834,054
Salaries and wages	1,478,125	1,187,022
Selling expenses	220,583	125,253
Depreciation and amortization expense	609,287	440,064

Total operating expenses	4,630,545	3,586,393

Income from operations	889,313	686,342

Other Income (Expense)
Interest expense	(216,317)	(279,575)
Interest income	423,972	631,353
Other income (expense)	82,803	90,163

Total other income (expense)	290,458	441,941

Income before taxes	1,179,771	1,128,283
Income tax expense	-	-

Net income	$ 1,179,771	$ 1,128,283

Basic net income per common share	$ 0.07	$ 0.07
Diluted net income per common share	$ 0.07	$ 0.07
Weighted average shares - basic	16,363,954	15,970,803
Weighted average shares - diluted	16,613,954	15,970,803

The accompanying notes are an integral part of these consolidated financial statements.

WWA GROUP, INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders' Equity

			Additional
	Common Stock		Paid-in	Retained
	Shares	Amount	Capital	Earnings	Total

Balance, January 1, 2005	15,970,803	$ 15,971	$ 1,013,523	$ 378,595	$ 1,408,089

Net income	-	-	-	1,128,283	1,128,283

Balance, December 31, 2005	15,970,803	15,971	1,013,523	1,506,878	2,536,372

Common stock issued for cash	700,000	700	349,300	-	350,000

Fair value of options granted	-	-	175,175	-	175,175

Net income	-	-	-	1,179,911	1,179,911

Balance, December 31, 2006	16,670,803	$ 16,671	$ 1,537,998	$ 2,686,789	$ 4,241,458

The accompanying notes are an integral part of these consolidated financial statements.

WWA GROUP, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows

Year Ended December 31,

	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$ 1,179,911	$ 1,128,283
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	609,287	440,064
Loss on disposition of assets	45,830	27,828
Loss (gain) on securities and investments
sold and impaired	(15,000)	74,000
Fair value of options granted	175,175	-
Allowance for bad debts	-	100,000
Decrease (increase) in:
Accounts receivable	1,397,749	2,240,136
Inventories	(1,573,909)	(560,875)
Prepaid expenses and deposits	(88,899)	(226,537)
Other current assets	(175,834)	(31,052)
Other assets	106,203	8,592
Increase (decrease) in:
Auction proceeds payable	(3,003,585)	(942,857)
Accounts payable	216,890	(1,027,670)
Accrued expenses	126,999	48,819

Net cash provided by operating activities	(999,183)	1,278,731

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(391,266)	(684,907)
Advances receivable made	(2,370,375)	(1,114,992)
Purchase of investments	(1,500,000)	(5,420)
Proceeds from the sale of investments	265,000	5,420
Payments received on advances receivable	1,480,041	-

Net cash used by investing activities	(2,516,600)	(1,799,899)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from lines of credit	-	4,268,651
Payments on lines of credit	(2,600,418)	(20,000)
Proceeds from long-term debt	-	264,529
Payments of long-term debt	(148,187)	(87,607)
Proceeds from issuance of common stock	350,000	-

Net cash provided (used) by financing activities	(2,398,605)	4,425,573

Net (decrease) increase in cash and cash equivalents	(5,914,388)	3,904,405

Cash and cash equivalents at beginning of year	8,539,958	4,635,553

Cash and cash equivalents at end of year	$ 2,625,570	$ 8,539,958

The accompanying notes are an integral part of these consolidated financial statements.

WWA GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

1. Organization And Nature of Business

Organization

WWA Group, Inc., (the Company) operates in Jebel Ali, Dubai, United Arab Emirates (U.A.E) under a trade license from the Jebel Ali Free Zone Authority. The Company’s operations primarily consist of the auctioning of used and new heavy construction equipment, transportation equipment and marine equipment, the majority of which is on a consignment basis.

WWA Group, Inc., includes the accounts of WWA Group, Inc. (formerly Novamed, Inc.), and its wholly owned subsidiaries, World Wide Auctioneers, Ltd. (WWA) also known as (Worldwide Dubai), a company incorporated in the British Virgin Islands on March 20, 2000, which operates in Dubai, U.A.E.; Crown Diamond Holdings Ltd, a company incorporated in the British Virgin Islands on January 6, 2004; and Novamed Medical Products Manufacturing, Inc. a Minnesota corporation.

On August 8, 2003, Novamed, Inc., a publicly held company, and WWA executed a stock exchange agreement, whereby Novamed, Inc. agreed to acquire 100% of the issued and outstanding shares of WWA, a wholly owned subsidiary of World Wide Auctioneers USA, a company incorporated in the state of Arizona, USA, in exchange for 13,887,447 shares of Novamed, Inc.’s common stock. Because the owners of WWA became the principal shareholders of the Company through the merger, WWA is considered the acquirer for accounting purposes and this merger is accounted for as a reverse acquisition or recapitalization of WWA. Subsequent to the merger, Novamed, Inc. changed its name to WWA Group, Inc.

2. Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements for 2006 and 2005 include the operations of WWA Group Inc. and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in the consolidation.

Derivatives

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB No. 133”, and SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, which is effective for the Company as of January 1, 2001. These statements establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. They require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

WWA GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

2. Significant Accounting Policies Continued

Derivatives (Continued)

If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. The Company has not entered into derivatives contracts to hedge existing risks or for speculative purposes.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities to the Company of three months or less to be cash equivalents.

Marketable Securities

The Company classifies all of its marketable securities as “available for sale.” Securities classified as “available for sale” are carried in the financial statements at fair value. Realized gains and losses, determined using the specific identification method, are included in earnings; unrealized holding gains and losses are reported as a separate component of stockholders’ equity.

Accounts Receivable

Accounts receivable are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Specific reserves are estimated by management based on certain assumptions and variables, including the customer’s financial condition, age of the customer’s receivables, and changes in payment histories. As of December 31, 2006 and 2005, an allowance for doubtful receivables $5,426 and $100,000, respectively, was considered necessary. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received.

A trade receivable is considered to be past due if any portion of the receivable balance has not been received by the contractual pay date. Interest is not charged on trade receivables that are past due.

Inventory

Inventories consist of equipment to be sold in auctions, stated at the lower of cost or market. The cost is determined by specific identification method. Cost includes purchase price, freight, insurance, duties and other incidental expenses incurred in bringing inventories to their present location and condition. The Company records a reserve if the fair value of inventory is determined to be less than the cost.

WWA GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

2. Significant Accounting Policies Continued

Investment in Related Party Entity

The Company accounts for its 19% equity investment in a foreign affiliate under the cost method of accounting. For the years ended December 31, 2006 and 2005, approximately $62,500 and $62,500, respectively, of the Company’s investments are in an entity in which one of the Company’s directors serves as a director. Permanent impairments are recorded as a loss on the income statement. The Company reviews its investments annually for impairment. See Note 4 for related information.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation. Depreciation and amortization on capital leases and property and equipment are determined using the straight-line method over the estimated useful lives (usually between three and five years) of the assets or terms of the leases. The following is a summary of the Company’s major categories of property and equipment:

December 31,
2006 2005
Furniture and fixtures	$ 76,098 $ 73,797
Office equipment	1,225,625 951,048
Vehicles	792,156 1,022,462
Leasehold improvements	381,798 214,231
Cargo vessel	3,250,000 -0-
Total	5,725,677 2,261,538
Less: Accumulated Depreciation	(1,451,061) (973,072)
$4,274,616 $1,288,466

Expenditures for maintenance and repairs are expensed when incurred and betterments are capitalized. Gains and losses on the sale of property and equipment are reflected in operations.

Revenue Recognition

Revenues from commissions and services consist of revenues earned in the Company’s capacity as agent for consignors of equipment, incidental interest income, internet and proxy purchase fees, and handling fees on the sale of certain lots. All commission revenue is recognized when the auction sale is complete and the Company has determined that the auction proceeds are collectible.

Revenues from sales of equipment originate from the auctioned sale of equipment inventory owned by the Company. The Company recognizes the revenue from such sales when the auction has been completed, the equipment has been delivered to the purchaser, and collectibility is reasonably assured. All costs of goods sold are accounted for under direct costs.

Revenues from ship charter are recognized at a fixed daily amount in accordance with the terms of the chartering agreement, similar to a lease, for the use of the cargo vessel by the chartering group.

WWA GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

2. Significant Accounting Policies Continued

Stock Based Compensation

The Company has traditionally accounted for stock-based compensation under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations Accordingly, no compensation cost is recognized in the financial statements, when options granted under those plans have an exercise price equal to or greater than the market value of the underlying common stock on the date of grant. The Company issued no compensatory options to its employees during the years ended December 31, 2006 and 2005.

In December 2005, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123R, although this statement had no effect on the Company’s 2005 financial statements.

No options were granted during the year ended December 31, 2005.

Foreign Exchange

The Company’s reporting currency is the United States dollar. The Company’s functional currency is also the U.S. Dollar. (“USD”) Transactions denominated in foreign currencies are translated into USD and recorded at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into USD at the foreign exchange rates prevailing at the balance sheet date. Realized and unrealized foreign exchange differences arising on translation are recognized in the income statement.

Advertising

The Company expenses the cost of advertising as incurred. For the years ended December 31, 2006 and 2005, advertising expenses totaled approximately $395,000 and $367,000, respectively, and are included in direct costs and general and administrative expense in the accompanying statements of income.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

WWA GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

2. Significant Accounting Policies Continued

Income Per Common Share

The computation of basic earnings per common share is based on the weighted average number of shares outstanding during each year. The computation of diluted earnings per common share is based on the weighted average number of shares outstanding during the year, plus the common stock equivalents that would arise from the exercise of stock options and warrants outstanding, using the treasury stock method and the average market price per share during the year. There were no common stock equivalents at December 31, 2005. There were 250,000 in common stock equivalents outstanding at December 31, 2006.

Impairment of Long-Lived Assets

The Company reviews long-lived assets such as property, equipment, investments and definite-lived intangibles for impairment annually andwhenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. As required by Statement of Financial Accounting Standards No. 144, the Company uses an estimate of the future undiscounted net cash flows of the related asset or group of assets over their remaining economic useful lives in measuring whether the assets are recoverable. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount exceeds the estimated fair value of the asset. Impairment of long-lived assets is assessed at the lowest levels for which there are identifiable cash flows that are independent of other groups of assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less the estimated costs to sell. In addition, depreciation of the asset ceases. During the years ended December 31, 2006 and 2005, no impairment of long-lived assets was recorded.

Concentration of Credit Risk and Significant Customers

Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of receivables and notes receivable. In the normal course of business, the Company provides credit terms to its customers. Accordingly, the Company performs ongoing credit evaluations of its customers and maintains allowances for possible losses which, when realized, have been within the range of management's expectations.

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts. Accordingly, actual results could differ from those estimates.

WWA GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

2. Significant Accounting Policies Continued

Investment in Unconsolidated Entities

The Company accounts for its 32.5% equity investment in an unconsolidated subsidiary under the equity method of accounting. The investment was acquired late in December 2006. Accordingly no income or loss has been recorded for the years ended December 31, 2006 and 2005. The investment is recorded at its cost of $1,500,000 Permanent impairments are recorded as a loss on the income statement. The Company reviews its investments annually for impairment. See Notes 3 and 7 for related information.

3. Investment in Unconsolidated Entity

In December 2006, the Company acquired a 32.5% interest in Power Track Projects, FZE ("PTP"). PTP is a Dubai, UAE entity which operates a rock crushing and stone quarry in Ras Al Khaimah, UAE. The Company accounts for its interest in PTP using the equity method of accounting whereby the Company records its proportionate share of the net income or loss of the equity interest. However since the interest was acquired at the end of 2006 the Company’s share of the net loss of PTP was determined to be immaterial and not recorded. The condensed financial statements of PTP as of December 31, 2006 are as follows:

Balance Sheet:

Cash                                              $ 3,672

Receivables                                   569,578

Inventory                                       616,450

Other current assets                       212,392

Property and equipment              4,420,003

Total Assets                            $5,822,095

Accounts payable and accrued expenses    $ 3,218,411

Related party payables                                  4,212,753

Stockholders’ equity (deficit)                       (1,606,609)

Total Liabilities and Equity                         $5,822,095

Statement of Operations:

Revenues                                                      $ 182,339

Cost of sales                                                    102,484

Operating expenses                                       1,432,803

Loss on sale of assets                                       297,049

Net Loss                                                   $ (1,649,997)

WWA GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

4. Investment in Related Party Entity

The Company’s investment in a related party entity consists primarily of securities purchased in Net Telecommunications, Inc., a company for which the Company’s Chairman of the Board of Directors is a director. The securities had the following cost and market values as of December 31, 2006 and 2005:

Available for sale Securities
	Cost	Fair Value	Unrealized Gain (Loss)
2006 Common stock	125,000	62,500	$62,500
2005 Common stock	125,000	62,500	$62,500

In 2005, the Company recorded a permanent impairment of the investment of $62,500.
5. Accounts Receivable	Accounts receivable consists of the following at December 31:

	2006	2005

Consignors sales receivable	$2,398,943	$3,885,841
Allowance for doubtful accounts	(5,426)	(100,000)

	$2,388,091	$3,785,841

Consignor sales receivable consist of receivables from gross auction sales which include amounts due to consignors and commission revenue.
6. Inventory

Inventory consists of the following at December 31:

2006                        2005

Equipment inventory                               2,161,747            587,838

Less reserve for impaired inventory              (3,453)              (3,453)

  2,158,294           584,385

The Company records a reserve if the fair value of inventory is determined to be less than the cost.

WWA GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

7. Disposal of Investment in Unconsolidated Entity

In December 2003, the Company purchased a 19% equity interest in an unrelated foreign company for $250,000. The Company accounted for its investment under the cost method of accounting, as the Company held less than 20% of the voting stock outstanding and did not exert significant influence over the company.

In 2006, the Company sold the entire investment for $265,000 and recorded a gain of $15,000.

8. Short-term Notes and Advances Receivable	Notes and advances receivable consisted of the following at December 31, 2006 and 2005, respectively:

	2006	2005

Advances to unconsolidated entity bearing no interest and due upon demand, secured by the assets of the borrower, consisting mainly of stone quarry equipment	$844,413	$-

Note receivable and accrued interest due from a company bearing interest at 1.8% per month due June 30,2006.The note is secured by 100% of the shares of the company which owns a freight ship	-	3,260,383
Advances to a company bearing no interest, unsecured and due upon demand	290,723	290,520
Advances to a company bearing no interest, unsecured and due upon demand	56,101	-

Total notes receivable	$1,191,237	$3,550,903

WWA GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

9. Short-Term Notes Payable and Lines of Credit

The Company has from time to time short-term borrowings from various unrelated entities. These advances are non-interest bearing, unsecured and due upon demand. Because of the short-term nature of the notes the Company has not imputed an interest rate. At December 31, 2006 and 2005 the balances on these notes were $-0- and $-0-, respectively.

In 2005, the Company entered into several short-term lines of credit with banks in the United Arab Emirates. The working capital funding lines are secured by the bank deposits of the Company and by the personal guarantee of its president and CEO and, bear interest at between 6.5% and 7% per annum. The Company owed $1,668,233 and $4,268,651 on these working capital funding lines at December 31, 2006 and 2005, respectively. The Company had available approximately $2,182,000 in funding credit facilities at December 31, 2006.

10. Long-Term Debt

Long-term debt consisted of the following at December 31, 2006 and 2005, respectively:

2006                           2005

Notes payable to a bank with

interest rates between 4.25%

and 4.50%, monthly payments

 total approximately $14,955,

secured by vehicles and cash.

                                                        212,751                360,938

Less current portion                         (123,339)             (178,674)

Long-term debt                                  89,412                182,264

Future maturities of long-term debt are as follows: Year Ending December 31: 2007 123,339 2008 70,594 2009 18,818 2010 -0- 212,751

WWA GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

11. Commitments And Contingencies

Operating Leases

The Company has non cancellable operating leases, primarily for land, facilities and temporary living quarters for certain employees. Rental expense for these operating leases for the years ended December 31, 2006 and 2005 was approximately $582,356 and $356,822, respectively. All leases are for 12 months or less and future minimum payments approximate the current rental expense amount.

Litigation

The Company may become or is subject to investigations, claims or lawsuits ensuing out of the conduct of its business. The Company is currently not aware of any such items, which it believes could have a material effect on its financial position.

12. Related Party Transactions

Advances

The Company has advanced amounts to its employees primarily for reimbursable travel and business costs. As of December 31, 2006 and 2005, the Company had related party receivables of $21,359 and $9,332, respectively.

Related Party Securities Marketable securities of a related party are discussed in Note 4.

13. Supplementary Disclosure of Cash Flow Information	During the years ended December 31, 2006 and 2005, the Company, purchased vehicles with long-term debt of $69,305 and $254,529, respectively.

Cash paid during the years ending December 31, 2006 and 2005 was as follows:

2006                              2005

Interest                                        216,327                    279,575

Income taxes                                         -                                -

Non-cash Financing Activities:

Notes receivable exchanged

for cargo vessel

                                                3,250,000                               -

WWA GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

14. Income Taxes

The provision for income taxes differs from the amounts which would be provided by applying the statutory federal income tax rate to net loss before provision for income taxes for the following reasons:

	Years Ended December 31,
	2006	2005

Federal income tax (expense) benefit at statutory rate	$(462,000)	$(440,000)
Earnings in non-taxable Jurisdiction	533,000	486,000
Revaluation of marketable securities	-	(25,000)
Allowance for bad debts	37,000	(39,000)
Change in valuation allowance	108,000	18,000

Total income taxes	$-	$-

Deferred tax assets (liabilities) at December 31, 2006 and 2005 are comprised of the following:

	2006	2005

Net operating loss carry forward	$635,000	$527,000
Warranty reserve	6,000	6,000

Allowance for bad debts	2,000	39,000
Write off of investments	25,000	25,000
Obsolete inventory	1,000	1,000

	669,000	598,000
Valuation allowance	(669,000)	(598,000)

	$-	$-

At December 31, 2006, the Company has approximately $1.63 million of net operating loss carry forwards to offset future taxable income. These carry forwards begin expiring in 2019. The utilization of these net operating losses is dependent upon the tax laws in effect at the time such losses can be utilized. The losses will be limited based upon future changes in ownership. The Company has determined that undistributed earnings from Worldwide Dubai will be reinvested in the business indefinitely and that such earnings will not be distributed to the U.S. parent.

Therefore, in accordance with APB Opinion No. 23, Accounting for Income Taxes – Special Areas, no income tax provision has been recorded for the undistributed earnings.

WWA GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

15. Fair Value of Financial Instruments

The Company’s financial instruments consist of cash, investments, receivables, payables, and notes payable. The carrying amount of cash, investments, receivables, and payables approximates fair value because of the short-term nature of these items. The carrying amount of long-term notes payable approximates fair value as the individual borrowings bear interest at market interest rates.

16. Recent Accounting Pronounce- ments

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. Where applicable, SFAS No. 157 simplifies and codifies related guidance within GAAP and does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier adoption is encouraged. The Company does not expect the adoption of SFAS No. 157 to have a significant effect on its financial position or results of operation at December 31, 2006 and 2005.

In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109”, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect the adoption of FIN 48 to have a material impact on its financial reporting, and the Company is currently evaluating the impact, if any, the adoption of FIN 48 will have on its disclosure requirements.

WWA GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

16. Recent Accounting Pronounce- ments (Continued)

In March 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140.” This statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in any of the following situations: a transfer of the servicer’s financial assets that meets the requirements for sale accounting; a transfer of the servicer’s financial assets to a qualifying special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale securities or trading securities; or an acquisition or assumption of an obligation to service a financial asset that does not relate to financial assets of the servicer or its consolidated affiliates. The statement also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable, and permits an entity to choose either the amortization or fair value method for subsequent measurement of each class of servicing assets and liabilities. The statement further permits, at its initial adoption, a one-time reclassification of available for sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available for sale securities under Statement 115, provided that the available for sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value and requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. This statement is effective for fiscal years beginning after September 15, 2006, with early adoption permitted as of the beginning of an entity’s fiscal year. Management believes the adoption of this statement will have no immediate impact on the Company’s financial condition or results of operations.

17. Outstanding Common Stock Options

Under FASB Statement 123R, the Company estimates the fair value of each stock award at the grant date by using the Black-Scholes option pricing model. The Company recorded an expense of $175,175 in 2006 for the fair value of the stock options granted. The following weighted average assumptions were used for grants in the year ended December 31, 2006:

Dividend yield of zero percent for all periods; expected volatility of 55.21% and 67.28%; risk-free interest rates of 4.00% and 5.45% and expected lives of 1.0 and 1.0, respectively.

WWA GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

17. Outstanding Common Stock Options (Continued)

A summary of the status of the Company's stock options as of December 31, 2006 and changes during the year ended December 31, 2006 is presented below:

                                          Number of         Weighted               Weighted
                                               Options           Average                Average
                                                                     Exercise            Grant Date
                                                                       Price                Fair Value

Outstanding, December 31, 2005       -0-           $ 0.00                   $ 0.00
Granted                                     950,000             0.50                      0.20
Expired                                            -0-              0.00                      0.00
Exercised                                (700,000)         0.50         0.21

Outstanding, December 31, 2006 250,000          $ 0.50                 $ 0.19

Exercisable, December 31, 2006 250,000        $ 0.50                 $ 0.19

On April 26, 2006, the Company created The 2006 Benefit Plan of WWA Group, Inc which approved the registration of 2,500,000 shares of the common stock to be available for issuance under the Plan. Under the Plan, WWA Group may issue stock, or grant options to acquire up to 2,500,000 shares of WWA Group's common stock to employees or other individuals including consultants or advisors, who render services to WWA Group or our subsidiaries. As of December 31, 2006 250,000 options remained unexercised and outstanding under the Plan.

18. Business Segments

The Company has adopted SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." The Company conducts its operations principally in auctions of heavy equipment through World Wide Auctioneers, Ltd. (WWA) and in ship chartering through Crown Diamond Holdings Ltd.

WWA GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

18. Business Segments (Continued)

Certain financial information concerning the Company's operations in different industries is as follows:

For the

Years Ended       Equipment    Ship            Corporate

December 31,     Auctions     Chartering    Unallocated

Revenues                        2006      $16,702,383   $ 920,000    $ -0-

   2005        16,312,971               -0-      -0-

Operating income            2006            682,762       388,394   (181,842)

   2005            850,911                -0-  (164,569)

Interest expense              2006           (216,327)               -0-       -0-

   2005           (279,575)               -0-       -0-

Other income (expense)  2006             290,964              367        -0-

   2005             441,941                -0-       -0-

Assets (net of inter-

company accounts)         2006         11,590,380    3,222,337       -0-

   2005         18,515,932               -0-      -0-

Depreciation and

amortization                  2006              528,037         81,250       -0-

   2005              440,064                -0-      -0-

Property and equipment

acquisitions                    2006              391,266    3,250,000        -0-

   2005              684,907               -0-        -0-

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS OR ACCOUNTING AND FINANCIAL DISCLOSURE

On July 12, 2007, upon the authorization and approval of our board of directors, WWA Group dismissed Williams & Webster, P.S. (“Williams”) as our independent registered public accounting firm.

The reports of Williams on the consolidated financial statements of WWA Group as of and for the years ended December 31, 2006 and 2005 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During the years ended December 31, 2006 and 2005, and through July 12, 2007, there were no disagreements with Williams on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Williams, would have caused Williams to make reference to the subject matter of the disagreement in its reports on our consolidated financial statements for such periods.

On July 12, 2007, upon the authorization and approval of our board of directors, WWA Group engaged Moore & Associates, Chartered (“Moore”) as our independent registered public accounting firm.

No consultations occurred between WWA Group and Moore during the years ended December 31, 2006 and 2005 and through July 12, 2007 regarding either (i) the application of accounting principles to a specific completed or contemplated transaction, the type of audit opinion that might be rendered on our financial statements, or other information provided that was an important factor considered by us in reaching a decision as to an accounting, auditing, or financial reporting issue, or (ii) any matter that was the subject of disagreement or a reportable event requiring disclosure under Item 304(a)(1)(iv) of Regulation S-B.

AVAILABLE INFORMATION AND REPORTS TO SECURITIES HOLDERS

WWA Group is subject to the informational requirements of the Securities Act. We file reports, proxy statements and other information with the Commission. The public may read and copy any materials that we file with the Commission at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330. The statements and forms we file with the Commission have been filed electronically and are available for viewing or copy on the Commission maintained Internet site that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the Commission. The Internet address for this site can be found at: www.sec.gov.

PART II--INFORMATION NOT REQUIRED IN REGISTRATION STATEMENT

INDEMNIFICATION OF DIRECTORS AND OFFICERS

WWA Group’s articles of incorporation, attached as Exhibit 3(i)(a) hereto, specifically Article V, provide that directors are to by indemnified for monetary damages arising from the conduct of the corporation.

WWA Group’s, bylaws, attached as Exhibit 3(ii) hereto, specifically Article V, Section 1, provide that the corporation will indemnify officers and directors against an action, suit or proceeding, by reason of the fact that he or she is or was a director or officer of the corporation.

The effect of these provisions is potentially to indemnify our directors and officers from all costs and expenses of liability incurred by them in connection with any action, suit or proceeding in which they are involved by reason of their affiliation with WWA Group. Pursuant to Nevada law, a corporation may indemnify a director, provided that such indemnity will not apply on account of:

•	acts or omissions of the director finally adjudged to be intentional misconduct or a knowing violation of law;
•	unlawful distributions; or
•	any transaction with respect to which it was finally adjudged that such director personally received a benefit in money, property, or services to which the director was not legally entitled.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The securities are being registered in connection with the public offering of 1,211,119 shares of common stock and 576,973 shares underlying warrants to purchase common stock. All of the following expenses will be borne by WWA Group. The amounts set forth are estimates except for the Commission registration fee:

Expense	Amount to be Paid
Securities and Exchange Commission registration fee	$39.28
Attorneys' fees and expenses	30,000.00
Accountants' fees and expenses	5,000.00
Transfer agent's and registrar's fees and expenses	1,500.00
Total	$36,539.28

RECENT SALES OF UNREGISTERED SECURITIES

Set forth below is information regarding the issuance and sales of WWA Group’s securities without registration within the last three years. The following securities are shares of common stock and warrants to purchase common stock. Sales which involved the use of an underwriter and commissions paid in connection with the sale of securities are noted.

On December 15, 2004, WWA Group issued 3,000 shares of common stock to Bill Washington and Stephen Pilcher, to be held jointly, for cash consideration of $1.00 per share or $3,000. The issuance was made in reliance upon an exemption from registration provided by Regulation S promulgated by the Commission pursuant to the Securities Act. No commission was paid in connection with the offering.

On September 28, 2007, WWA Group authorized the issuance of 275,933 restricted shares of common stock and authorized the delivery of 137,968 share purchase warrants with a maturity date of September 28, 2009, for cash consideration of approximately $179,355 in connection with an equity financing, to 11 investors pursuant to the exemptions from registration provided by Regulation D of the Securities Act.

Shares	Warrants	Exercise Price	Name	Consideration	Price
40,000	20,000	$1.00	B & J Realty	$26,000.00	$0.65
40,000	20,000	$1.00	BDG Inc.	$26,000.00	$0.65
15,385	7,693	$1.00	Beardsley, Nathan L.	$10,000.25	$0.65
6,308	3,154	$1.00	Blair, Bob	$4,100.20	$0.65
13,077	6,539	$1.00	Casoli, Michael A.	$8,500.05	$0.65
15,000	7,500	$1.00	Comorre, Donald	$9,750.00	$0.65
40,046	20,023	$1.00	Farrell, Mark E.	$26,029.90	$0.65
58,116	29,058	$1.00	Gagnon, George	$37,775.40	$0.65
16,000	8,000	$1.00	MacDonald, John	$10,400.00	$0.65
10,462	5,231	$1.00	Rosenberry, Ward	$6,800.30	$0.65
21,539	10,770	$1.00	Steger, Ron	$14,000.35	$0.65

On September 28, 2007, WWA Group authorized the issuance of 877,994 restricted shares of common stock and authorized the delivery of 439,005 share purchase warrants with a maturity date of September 28, 2009, for cash consideration of approximately $570,696 in connection with an equity financing, to 39 investors pursuant to the exemptions from registration provided by Regulation S of the Securities Act.

Shares	Warrants	Exercise Price	Name	Consideration	Price
21,008	10,504	$1.00	Brock, Graham	$13,655.20	$0.65
6,616	3,308	$1.00	Carradice, Roger William	$4,300.40	$0.65
28,008	14,004	$1.00	Cox, Stephen Geoffrey	$18,205.20	$0.65
29,231	14,616	$1.00	Dawson, Edward Owen	$19,000.15	$0.65
14,962	7,481	$1.00	Dean, George	$9,725.30	$0.65
8,462	4,231	$1.00	Donaghey, Greg	$5,500.30	$0.65
9,385	4,693	$1.00	Douglas, Paul	$6,100.25	$0.65
6,308	3,154	$1.00	Doyle, Jacqueline	$4,100.20	$0.65
19,902	9,951	$1.00	Evans, Peter	$12,936.30	$0.65
9,693	4,847	$1.00	Fagen, Paul	$6,300.45	$0.65
30,000	15,000	$1.00	Falcon Electrical Ltd.	$19,500.00	$0.65
38,462	19,231	$1.00	Faulkner, Peter	$25,000.30	$0.65
16,008	8,004	$1.00	Flynn, Eamon	$10,405.20	$0.65
33,016	16,508	$1.00	Glen, John Alexander Grant	$21,460.40	$0.65
23,077	11,539	$1.00	Grimley, Liam	$15,000.05	$0.65
9,154	4,577	$1.00	Hall, Jeremy D. G.	$5,950.10	$0.65
7,662	3,831	$1.00	Hickey, Patrick	$4,980.30	$0.65
6,154	3,077	$1.00	Highland Investments	$4,000.10	$0.65
23,077	11,539	$1.00	Hudson, Dave	$15,000.05	$0.65
54,970	27,485	$1.00	Hunter, Michael Robert	$35,730.50	$0.65
53,847	26,924	$1.00	JD Kitchens & Bedrooms	$35,000.55	$0.65
30,770	15,385	$1.00	Jones, Alexander	$20,000.50	$0.65

9,962	4,981	$1.00	Kurdi, Ahmed	$6,475.30	$0.65
20,000	10,000	$1.00	March, Graham A.	$13,000.00	$0.65
13,385	6,693	$1.00	McCelland, Rufus	$8,700.25	$0.65
10,085	5,043	$1.00	Naughton, David	$6,555.25	$0.65
13,847	6,924	$1.00	Oetting, Klaus	$9,000.55	$0.65
9,231	4,616	$1.00	Palmer, Owen	$6,000.15	$0.65
22,970	11,485	$1.00	Pearce, Leslie G. T.	$14,930.50	$0.65
30,731	15,366	$1.00	Perks, David	$19,975.15	$0.65
127,693	63,847	$1.00	Phillips, Michael J.	$83,000.45	$0.65
9,924	4,962	$1.00	Piggott, Pearce	$6,450.60	$0.65
15,385	7,693	$1.00	Trayror, Vincent & Declan Kelly	$10,000.25	$0.65
15,077	7,539	$1.00	Vogt, Stephan	$9,800.05	$0.65
40,008	20,004	$1.00	White, Peter	$26,005.20	$0.65
21,154	10,577	$1.00	Wogan, Patrick	$13,750.10	$0.65
8,000	4,000	$1.00	Wright, Don J.	$5,200.00	$0.65
15,385	7,693	$1.00	Wyllie, James A.	$10,000.25	$0.65
15,385	7,693	$1.00	Young, Thomas	$10,000.25	$0.65

WWA Group has paid broker’s commissions on the proceeds from the above September 28, 2007 equity financings of $75,005 in cash and 57,192 in share purchase warrants with a maturity date of September 28, 2009 to Chicago Investment Group, LLC. The issuance was made in reliance upon an exemption from registration provided by Regulation D promulgated by the Commission pursuant to the Securities Act.

WWA Group complied with the requirements of Rule 506 of Regulation D of the Securities Act by: (i) foregoing any general solicitation or advertising to market the securities; (ii) selling only to accredited investors; (iii) having not violated antifraud prohibitions with the information provided to the subscribers; (iv) being available to answer questions by the subscribers; and (v) issuing restricted securities to subscribers, which securities cannot be sold for at least a year without registration.

Regulation S provides generally that any offer or sale that occurs outside of the United States is exempt from the registration requirements of the Securities Act, provided that certain conditions are met. Regulation S has two safe harbors. One safe harbor applies to offers and sales by issuers, securities professionals involved in the distribution process pursuant to contract, their respective affiliates, and persons acting on behalf of any of the foregoing (the “issuer safe harbor”), and the other applies to resales by persons other than the issuer, securities professionals involved in the distribution process pursuant to contract, their respective affiliates (except certain officers and directors), and persons acting on behalf of any of the forgoing (the “resale safe harbor”). An offer, sale or resale of securities that satisfies all conditions of the applicable safe harbor is deemed to be outside the United States as required by Regulation S. The distribution compliance period for shares sold in reliance on Regulation S is one year.

WWA Group complied with the requirements of Regulation S of the Securities Act by: (i) having no directed offering efforts made in the United States, (ii) offering only to offerees who were outside of the United States at the time the securities were offered, and (iii) ensuring that the subscribers to whom the restricted securities were issued were non-U.S. residents with addresses in foreign countries.

INDEX TO AND DESCRIPTION OF EXHIBITS

The following exhibits are filed as part of this registration statement.

Exhibit	Description

3(i)(a)	Articles of Incorporation of WWA Group (Conceptual Technologies, Inc.) filed with the Nevada Secretary of State on November 26, 1996.
3(i)(b)	Certificate of Amendment of the Articles of Incorporation of WWA Group (Conceptual Technologies, Inc.) filed with the Nevada Secretary of State on August 29, 1997.
3(i)(c)	Certificate of Amendment of the Articles of Incorporation of WWA Group (NovaMed Inc.) filed with the Nevada Secretary of State on May 8, 1998.
3(i)(d)	Certificate of Amendment to the Articles of Incorporation of WWA Group filed with the Nevada Secretary of State on September 25, 2003.
3(ii)	Bylaws of WWA Group adopted on November 12, 1996.
5	Opinion Letter of Gerald Einhorn, dated December 21, 2007.
10(i)*	Stock Exchange Agreement between WWA Group and World Wide Auctioneers, Inc. dated August 5, 2003 (incorporated herein by reference from the Form 8-K filed with the Commission on August 25, 2003).
10(ii)*

Purchase Agreement between World Wide Auctioneers, Ltd., Geoffrey Greenless and Crown Diamond Holdings, Inc. dated June 30, 2006 (incorporated herein by reference from the Form 8-K filed with the Commission on July 19, 2006).

10(iii)*

Share Purchase Agreement between World Wide Auctioneers, Ltd. and Steven Edward Rogers dated December 20, 2006 (incorporated herein by reference from the Form 8-K filed with the Commission on February 15, 2007).

14*	Code of Ethics adopted March 28, 2004 (incorporated herein by reference from the Form 10-KSB filed with the Commission on March 30, 2005).
21	Subsidiaries of WWA Group.
23(i)	Consent of Independent Registered Public Accounting Firm dated December 21, 2007.
23(ii)	Consent of Counsel.

*	Incorporated by reference to previous filings of WWA Group.

UNDERTAKINGS

WWA Group hereby undertakes that we will:

•	File, during any period in which we offer or sell securities, a post-effective amendment to this registration statement to:

o	Include any prospectus required by section 10(a)(3) of the Securities Act;
o

Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

o	Include any additional or changed material information on the plan of distribution.

•

For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

•	File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

•

For determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

o	Any preliminary prospectus or prospectus of the undersigned small business issuer related to the offering required to filed pursuant to Rule 424;
o	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;
o

The portion of any other free writing prospectus related to the offering containing material information about the undersigned small business issuer or the securities provided by or on behalf of the undersigned small business issuer; and

o	Any other communication that is an offer in the offering made by the undersigned small b business issuer to the purchaser.

•

Each prospectus filed pursuant to Rule 424(b) as part of the registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to the purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of WWA Group, pursuant to the foregoing provisions, or otherwise, WWA Group has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

In the event a claim for indemnification against such liabilities, other than payment by WWA Group of expenses incurred or paid by a director, officer or controlling person of WWA Group in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, WWA Group will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act, WWA Group certifies that we have reasonable grounds to believe that we meet all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on our behalf by the undersigned, hereunto duly authorized on December 21, 2007.

WWA Group, Inc. /s/ Eric Montandon Eric Montandon, Chief Executive Officer /s/ Digamber Naswa Digamber Naswa Chief Financial Officer and Principal Accounting Officer

In accordance with the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates stated.

/s/ Eric Montandon Eric Montandon, Director
/s/ Digamber Naswa Digamber Naswa, Director
/s/ Yogesh Saxena Yogesh Saxena, Director
/s/ Keith Lupton Keith Lupton, Director
/s/ Chris Bettinson Chris Bettinson, Director